                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 AMENDMENT 3 TO
                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934



                              I/OMAGIC CORPORATION
                              --------------------
                 (Name of Small Business Issuer in its charter)

         Nevada                                           86-0359523
---------------------------------             --------------------------------
(State or Other Jurisdiction                 (IRS Employer Identification No.)
of Incorporation or Organization)


6 Autry, Irvine, California                                            92618
------------------------------------------------------------------------------
(Address of principal executive offices)                            (Zip Code)

                                 (949) 727-7466
              ----------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

         Title of each class                   Name of each exchange on which
         to be so registered                   each class is to be registered
         -------------------                   ------------------------------
                None                                        None
            ------------                               --------------

            ------------                               --------------


        Securities to be registered pursuant to section 12(g)of the Act:

                          Common Stock, par value $.001
                          -----------------------------
                                (Title of Class)

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         A.       BUSINESS DEVELOPMENT

                  1.       FORM AND YEAR OF ORGANIZATION

         I/OMagic Corporation, a California corporation ("I/OMagic California") was incorporated under the laws of the State of California on September 30, 1993. I/OMagic offers products in both the personal computer and the consumer electronics marketplace. These products include a variety of peripheral upgrades for desktop and portable applications. I/OMagic's customers include many of the largest North American personal computer mass merchants and consumer electronic retailers, including, but not limited to, Comp USA, Inc., Circuit City and OfficeMax.

         The Company is currently subject to the reporting requirements of the Securities Exchange Act of 1934. The Company intends to file its first Form 10Q no later than 45 days from November 8, 1999. The public may read and copy any materials filed by the Company with the Securities Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Sec at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (including the Company) at http://www.sec.gov.

                  2.       ACQUISITION AGREEMENT

         I/OMagic California entered into a Plan of Exchange and Acquisition Agreement (the "Acquisition Agreement") with Silvercrest International, Inc., a Nevada corporation ("Silvercrest") on March 18, 1996. Pursuant to the Acquisition Agreement, Silvercrest issued 6,570,583 shares of common stock in exchange for 6,570,583 shares of common stock of I/OMagic California, which constituted 100% of the issued and outstanding shares of I/OMagic California. Prior to the execution of the Acquisition Agreement, Silvercrest was a public company with dormant operations. Silvercrest's common stock was listed on the Over-The-Counter Bulletin Board market as of March 1, 1996. Silvercrest changed its name to I/OMagic Corporation, a Nevada corporation, on March 20, 1996. Effective as of the date of the Acquisition Agreement, the board of directors of Silvercrest resigned and I/OMagic's directors were appointed as the new Board of Directors. As a result of the acquisition, I/OMagic California, became a wholly-owned subsidiary of I/OMagic Corporation, a Nevada corporation. I/OMagic is traded publicly on the Over-The-Counter Bulletin Board ("OTC Bulletin Board") under the symbol "IOMC". Many large brokerage firms do not make a market or otherwise solicit orders for shares trading on the OTC Bulletin Board. As a result of the Company trading on the OTC Bulletin Board, investors may experience difficulty in liquidating some or all of their investment in the stock market.

         Unless otherwise indicated, all references to the "Company" and I/OMagic include the operations and business of I/OMagic Corporation, a Nevada corporation, and I/OMagic Corporation, a California corporation.

         B.       BUSINESS OF ISSUER

                  1.       PRINCIPAL PRODUCTS AND THEIR MARKETS

         I/OMagic offers products in both the personal computer and the consumer electronics marketplace. These products include a variety of peripheral upgrades for desktop and portable applications. I/OMagic's customers include many of the largest North American personal computer mass merchants and consumer electronic retailers, including, but not limited to, Comp USA, Inc., Circuit City and OfficeMax.

         The Company's product mix is constantly adjusted to reflect current market conditions. Currently, the Company' s products include: CD ROM drives, CD-Read/Write drives, DVD drives, audio cards, video display cards, modems, video conferencing cameras, and other peripheral accessories. The Company's strategy is to constantly monitor market demand and to update its product mix to reflect after-market conditions. I/OMagic's key suppliers constitute a number of high volume computer peripheral manufacturers. Two key suppliers of the Company are also large shareholders of the Company. I/OMagic believes that it is provided extended interest free trade credit, favorable pricing and early access to key technologies.

                        a.       OPTICAL STORAGE DRIVES

         Approximately 50% of the Company's gross revenues generated from January 1, 1999 through September 30, 1999 were generated through the sale of a variety of CD ROM drives. These drives include CD-Rom playback, CD Readable/Writable ("CDRW") and DVD Playback for DVD format movies and other applications. The primary function of all of these products is to provide an interface between reading (playback) and writing (storing) various data formats that are interfaced with both desktop and portable computer architecture. These products are sold throughout North America to virtually all of the Company's customers. This market segment tends to constantly shift toward greater speed and functionality. The Company believes that this shift has historically been created due to market opportunities as consumers constantly search for the most advanced features and standards available.

                        b.       AUDIO PERIPHERAL UPGRADE CARDS

         Approximately 7% of the Company's gross revenues during the first nine months of calendar 1999 were generated through the sale of its audio peripheral upgrade cards. I/OMagic developed the Tempo PC Card, which was launched during the fourth quarter of 1993 as one of the first Personal Computer Memory Card Industry Association ("PCMCIA") audio peripheral upgrade cards to provide audio upgrade functionality for the portable marketplace. While this product was discontinued due to technical obsolescence, the Company changed its marketplace position by introducing a variety of peripheral audio cards for desktop applications to address specific marketplace demands, including computer games, business applications and other audio applications. The Company's audio product mix provides a range of technologies based upon specifications geared too the specific application. These applications include the basic standard video conferencing application to a full range of audio intensive gaming features.

                        c.       VIDEO PERIPHERAL UPGRADE CARDS

         Approximately 16% of the Company's gross revenues during the first nine months of calendar 1999 were generated through the sale of its video peripheral upgrade cards and solutions (e.g. video capture cameras). I/OMagic developed the Focus Video Capture Card, which was launched during the first quarter of 1994 as one of the first PCMCIA video capture cards to address the portable computer market. While this product was eventually discontinued due to technical obsolescence, the Company changed its marketplace position by offering a variety of video display cards addressing the business and gaming market segments. The Company's product mix currently includes three different video cards addressing the various technological needs of the end user. In addition, the Company markets MagicVision which is a camera intended to facilitate video conferencing and other applications that provide video capture capabilities.

                        d. MODEMS, FLOPPY DISK DRIVES, SCANNERS, KEYBOARDS AND OTHER PERIPHERALS

         The balance of the Company's gross revenues during the first nine months of calendar 1999 (approximately 27%) were generated through the sale of a variety of products including modems, floppy disk drives, scanners, keyboards and other peripherals. As of the date of this filing, the Company is one of the first distributors of scanners designed specifically for portable computers by the name of MobileScan. The composition of this product mix varies according to market demands.

         The Company believes that its primary strategic advantage is its ability to expeditiously identify and adjust to an ever-evolving marketplace. This ability was evidenced in its quick adjustment to changes in the CD ROM and the video and audio card markets from 1993-1999. As retail mass merchants consolidate, the Company believes that its ability to offer a wide assortment of peripheral products addressing current technological needs provides it with a competitive advantage. As noted more fully below, the Company's major shareholders provide substantial manufacturing capacity based in Asia in a majority of its product lines.

                        e.       INDUSTRY OVERVIEW

         The Company believes that the recent emergence of the Internet, coupled with the ready availability of basic, low priced personal computers and personal device applications ("PDA") provides consumers with the platform to technologically improve utilizing, among other things, the products provided by the Company. In the aggregate, the Company's product mix focuses upon the enhancement of the functionality of personal computers.

         The lower priced personal computers ("PC") market had a substantial impact on the U.S. consumer segment, as 50 percent of all U.S. households had a PC in 1998, according to DataQuest, Inc. The PC industry has made great strides into the home market. In 1995, just 27 percent of U.S. households had a PC. The PC industry received a boost in the second quarter of 1999 as worldwide PC shipments grew 26.4 percent over the second quarter of 1998, primarily because of lower system prices, economic recovery, and the Internet, according to DataQuest, Inc.

         In 2003, the portable computer market is projected to generate $99.91 billion in worldwide revenues (Frost & Sullivan, Report 5680-71, Publication Date: June 1997). The total revenues for the market for portable computers, pen computers, palmtops, peripherals, and PC Cards (the "portables market") was $33.52 billion in 1996.

                  2.    DISTRIBUTION METHODS

                        a.       MANUFACTURING

         All of the Company's products are manufactured in Asia. Two of the Company's major shareholders, Behavioral Technology Corporation ("BTC") and Lung Hwa Electronics ("Lung Hwa") provide in excess of 60% of the Company's current product mix. The combined capacity of these manufacturers is well in excess of the current needs of the Company. Both of these manufacturers also expend substantial sums in research and development of new computer peripheral products. All products distributed by the Company are subject to a minimum warranty of one year to repair or replace the product. This warranty is provided by the manufacturer of the product.

         BTC has provided a credit line in the amount of $5 million, non-interest bearing over the initial sixty days, subordinated to any institutional financing. As of the date of this filing, $531,399 has been borrowed under this credit line. As of the date of this filing, the Company has not entered into any institutional debt financing.

         Lung Hwa has provided a credit line in the amount of $2 million, non-interest bearing over the initial sixty days. Both BTC and Lung Hwa have not encumbered any assets of the Company in connection with the foregoing credit lines. As of the date of this filing, the balance of the Lung Hwa credit line is $500,000.

         I/OMagic provides less than 10% of the aggregate revenues of each BTC and Lung Hwa.

                        b.       DISTRIBUTION

         Most of the Company's products are shipped directly from the Asian manufacturer to the Company's warehouse facility in Irvine, California. The Company is responsible for the shipping costs. These products are then shipped either directly to the customer's retail location or to centralized distribution centers, where they are then allocated by the customer. These shipments are made through commercial common carriers such as United Parcel Service or Federal Express. Most product sales are currently conducted through purchase orders placed by large retail customers. The Company has a variety of agreements with a number of these retailers. These agreements include terms related to pricing and orders, advertising and marketing, returns and rebates, as applicable. These agreements are considered industry standard and are not issued by all retailers. The Company believes that it has the opportunity to build strategic alliances with these and other channels. These retail customers include Micro Center, Fry's Electronics, Circuit City, COMPUSA, OfficeMax, ABC Warehouse, Navy Exchange Service Command, PC Mall, and Midwest Micro.

         The Company has completed the initial development of two web sites (both of which are currently fully operational): (a) www.magicbuys.com ;and
(b)www.I/O Magic.com. www.magicbuys.com is an electronic commerce internet site which offers various products distributed by the Company. The product mix set forth in the web site is adjusted from time to time to address perceived market demands and trends. www.I/OMagic.com is the Company's "flagship" web site which generally describes the capabilities and business of the Company and directs internet traffic to www.magicbuys if a consumer is interested in acquiring products distributed by the Company.. The Company intends that its electronic commerce facility will provide a wide variety of peripheral applications and brands. The Company has retained Credit Card Services, Inc. to insure the encryption and security of all credit card data transmitted in connection with its e commerce site.

         The Company expended approximately $50,000 in developing these two web sites. It does not anticipate expending marketing funds focused exclusively upon the web sites as of the date of this filing. The Company will continue to expend funds in its general marketing and sales programs to promote its various product lines.

                  3.       STATUS OF NEW PRODUCTS.

         The Company continuously consults with its major retail customers to identify market trends and developments. This information may include customer preferences and technological developments which may require a peripheral product which compliments the Company's existing product line. Once the Company identifies such a development or trend, the Company consults with its Asian manufacturers to determine the technical feasibility of manufacturing a particular technology. The feasibility is then considered in conjunction with the particular pricing structure which the Company's customers believe will sell in the retail marketplace. The Company is currently focusing upon the following market trends:

                  a.       OPTICAL STORAGE DRIVES

         The Company anticipates the continued release of higher performance CD ROM drives incorporating improved functionality. For example, the Company anticipates during the next 12 months that it will introduce faster DVD drives with multiple functionality. During this same period, the Company further intends to release CD read/writable drives capable of writing and rewriting at an accelerated pace relative to currently available technology. There is no assurance that the Company will be successful in achieving the foregoing introduction of products. Further, there is no assurance that in the event the Company does introduce such technologies that revenues will be generated from such introductions.

                  b.       AUDIO PERIPHERAL UPGRADE CARDS AND SOLUTIONS

         During the 15 month period commencing September 30, 1999 the Company plans to introduce audio cards supportive of the Dolby digital (AC-3) standard. This is the standard which has been established for many DVD movie titles for decoding the five channel audio signal generated by such movies. The Company believes that this standard will eventually also be adopted by the game software industry. During this same 15 month period, the Company intends to: (i) introduce a line of speaker systems that integrate the functionality of audio cards into the speaker, thereby eliminating the need for a separate audio card and (ii) introduce MP-3 players allowing end-users to digitally record audio data over the Internet, such as music titles. There is no assurance that the Company will be successful in achieving the foregoing introduction of products. Further, there is no assurance that in the event the Company does introduce such technologies that revenues will be generated from such introductions.

                  c.       VIDEO PERIPHERAL UPGRADE CARDS AND SOLUTIONS

         During the 15 month period commencing September 30, 1999 the Company intends to introduce a line of digital "still-shot" cameras providing the transportation of images from a camera to a computer. During this same 15 month period the Company intends to introduce a number of video display cards addressing specific marketplace demands. In June, 1999 the Company introduced a 32 megabyte video display card providing increased speed, resolution and color depth. There is no assurance that the Company will be successful in achieving the foregoing introduction of products. Further, there is no assurance that in the event the Company does introduce such technologies that revenues will be generated from such introductions.

                  4.       COMPETITION

         In general, there are three key competitive factors which impact upon the success of personal computer peripheral distribution companies: (i) time to market; (ii) product value and technology and (iii) market penetration typically measured by retail "shelf-space" and after sales service.



         (i) TIME TO MARKET.


         Consumer demand for particular peripheral upgrade products is constantly changing. As a result, it is critical that the Company be capable of quickly addressing this demand. The Company does this in two ways: (a) it monitors technological developments in the marketplace by consulting with its retail customers and (b) it then provides this information to its Asian suppliers. The Company then places multiple orders each month with its Asian suppliers, thereby assuring that there is a continuous distribution channel comprised of products reflecting products ordered by its American retail customers.


         (ii) PRODUCT VALUE AND TECHNOLOGY


         The Company focuses upon this competitive factor by positioning its products as an affordable alternative to what the market perceives as the "tier one" brands such as Creative Labs and S3, Inc. The Company's products are typically priced below the competing product distributed by Creative Labs and S3, Inc., while still containing the same basic functionality and specifications. The Company believes that this provides consumers with product value, while still sustaining the technology contained in more expensive brand names. While the Company's marketplace is clearly extremely price sensitive, there are certain technological specifications which advanced applications such as video and audio cards for internet applications require in order to achieve a necessary level of functionality. These technological requirements typically assure that there is a floor to pricing in the Company's marketplace.


         (iii) MARKET PENETRATION AND AFTER SALES SERVICE


         1999 has been a break-through year for the Company, allowing its product "sell-through" at the retail level to provide increasing access to shelf-space at major consumer outlets throughout North America. This provides the Company with an expanded presence at these outlets, thereby potentially improving brand awareness among consumers. The Company has eight employees dedicated to providing after sales services primarily over the telephone, such as technical assistance and return and warranty policy information.


         As noted above, the Company currently maintains a broad range of peripheral upgrades for desktop and portable applications. The Company believes that providing this extensive vertical product mix improves its ability to maintain critical shelf space at its major retail customers. While a number of the competitors discussed in this section sell a portion of the Company's product mix (and clearly, collectively, all of these competitors sell all of the products sold by the Company), the Company is not aware of any competitor which provides the broad range of peripheral upgrades currently offered by the Company.

         The Company's competitors include virtually all hardware multi-media firms selling into North American retail channels. These companies include Creative Labs (NASDAQ: CREAK) with sales mainly in CD-ROMS, DVD and Sound Cards and speakers; Haulage (NASDAQ: HAUP) sales mainly in Multimedia cards; 3Com (NASDAQ: COMS) sales mainly in card LAN; Xircom (NASDAQ: XIRC) sales mainly in Notebook Netrade Solutions; 3 DFX (NASDAQ: TDFX) sales mainly in Graphics cards; and Pinnacle Systems, Inc. (NASDAQ: PCLE) sales mainly in Multi Media cards. In addition, there are private companies, such as Smart and Friendly, Inc., Hi-Val, Inc., and Digital Research Technologies which directly compete with portions of the Company's product line.

         A number of these companies are better financed and have a longer operating history then I/OMagic. The market for computer peripherals is extremely price sensitive and competitive. The composition and identity of I/OMagic's competitors is constantly changing based upon marketplace conditions and changes.

         While the Company is continuing its development efforts to meet the requirements of the marketplace, management of the Company believes that the key to its success will be providing a full line of PC peripheral products, including those outlined above as well as other products in development.

                  5.       SOURCES OF RAW MATERIAL AND PRINCIPAL SUPPLIERS

         The Company does not maintain its own manufacturing or production facilities, and does not intend to do so in the foreseeable future. The Company anticipates that its products will be manufactured, and its raw materials and components will be supplied, by independent companies. Typically, the purchase order is the Company's "agreement" with the manufacturer. Therefore, any of these companies could terminate its relationship with the Company at any time. In the event the Company were to have difficulties with its present manufacturers and suppliers, the Company could experience delays in supplying products to its customers. The Company has 100% of its products manufactured overseas. Presently, the Company is dependent upon BTC and Lung Hwa for manufacture of more than 60% of the Company's products.

         While the Company has identified and has commenced utilizing certain alternative sources for its products, clearly if either of its major suppliers: BTC or Lung Hwa experienced manufacturing problems, the Company's business, financial condition, and results of operations would be severely adversely effected, unless the Company could quickly find a replacement supplier. Management of the Company believes that should alternative sources be required, the impact would result in a delay of shipping.


         While it is difficult to project the extent of this delay, the Company believes that this delay would materially and adversely effect its position in the marketplace. As a result, if the Company could no longer obtain supplies from BTC or Lung Hwa it would probably be required to pay materially more for its products and its product shipments would be delayed. This would be a material competitive disadvantage for the Company in the marketplace.

                  6.       DEPENDENCE ON MAJOR CUSTOMERS.

         In calendar 1998, the Company had sales with three major customers that each represent approximately 32% (Fry's, $3,391,785), 26% (CompUSA, $2,769,503) and 17% (Micro Center, $1,790,257) of net retail sales. Similarly, as of December 31, 1998, the Company had three customers that accounted for 47% (CompUSA, $1,810,765), 25% (Fry's $971,555) and 15% (Electronics Boutique, $556,283) of accounts receivable.

         During the nine month period ended September 30, 1999, the Company had sales with three major customers that represented 36% (Circuit City, $7,698,841), 31% (CompUSA, $6,658,665) and 16% (Office Max $3,411,031) of net
retail sales. As of September 30, 1999, the Company had three customers that accounted for 29% (Office Max, $2,783,763), 27% (CompUSA, $2,573,586) and 17%
(Circuit City $1,637,147) of accounts receivable. In June, 1999 the Company engaged Office Max as a national retailer of the Company's products. While there is no assurance, the Company anticipates that the addition of Office Max will diversify the Company's gross revenues among its top customers.


         During the fourth quarter of 1998 and the first three quarters of 1999, the Company's marketing efforts have focused upon large retail chains with a national distribution capacity. As a result, the Company anticipates that its future revenues will be highly dependent upon orders placed by Circuit City, COMPUSA and Office Max

                  7. PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS AND/OR LABOR CONTRACTS .

                           a.       PATENTS.

         The Company does not have any issued or pending patents.

         There can be no assurance that the Company will in fact apply for patents and, even if it were to do so, that such patents would be awarded. Currently, the Company does not hold patents on any of its products or processes under development. The Company does, however, treat its technical data as confidential and relies on internal nondisclosure safeguards, as well as on laws protecting trade secrets, to protect its proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products or technology that are equivalent or superior to those of the Company. The Company may receive in the future communications from third parties asserting that the Company's products infringe the proprietary rights of third parties. There can be no assurance that any such claims would not result in protracted and costly litigation. Furthermore, the Company has not filed for patent law protection in foreign countries.

                           b.       TRADEMARKS

         The Company has provided substantial sums to establish its brand identification in the marketplace. While it is difficult to estimate the exact amount expended since the Company's inception in 1993, during the 15 month period terminating upon September 30, 1999, the Company expended in excess of $2 million in supporting its brand identification and market presence. These expenditures have included, but are not limited to, participation in industry trade shows such as Comdex, RetailVision and Retail Exchange, rebate programs, promotional advertisements through national retail outlets, slotting fees which reserve shelf space for the Company's products and participation in various customer marketing programs and events. The Company does not have any registered trademarks at this time.

                  8.       GOVERNMENT APPROVAL.

         No government approval is required for any of the Company's current products or services.

                  9.       EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT
REGULATIONS.

         Other than normal government regulations that any business encounters, the Company's business is not effected by government regulations.

                  10.      RESEARCH AND DEVELOPMENT COSTS

         The research and development efforts underlying the technology comprising the eventual products sold by the Company are funded by the Company's manufacturers (primarily BTC and Lung Hwa). Typically, the Company identifies a market or technology trend occurring in the marketplace through consultation with its large retail customers. The Company then provides its Asian manufacturers with the technical specifications or market trends which it has identified. The Asian manufacturers then conduct the actual research and development (in Asia, at their cost) to determine the technical and financial feasibility of the proposed product. The Company does conduct limited research and development in designing driver software providing a user friendly installation, user manuals, installation guides, product packaging, marketing literature and market and sales research. The Company estimates that it expended approximately $220,000 in connection with these efforts during the 15 month period ending September 30, 1999.

                  11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

         I/OMagic's business does not involve the use of materials in a manufacturing process where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, I/OMagic does not own any real property which would lead to liability as a land owner. Therefore, I/OMagic does not anticipate any costs associated with the compliance of environmental laws and regulations.

                  12.      EMPLOYEES

         As of the date hereof, the Company has approximately 55 full-time employees. While the Company does anticipate a small increase in its number of employees, it does not anticipate that it will hire more than 10-20 additional employees during calendar year 2000. The Company has hired independent contractors on an "as needed" basis, to develop its web site and to fill short-term staffing needs such as data entry and product assembly. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION


         The Company can indefinitely finance its current level of sales through its own internal resources, as well as the credit lines provided by BTC and Lung Hwa. In the event the Company continues with the revenue growth it has experienced between 1998 and 1999 the Company believes that it will need additional capital during the first quarter of 2000. While there is no assurance that it will be successful in raising additional capital, the Company is currently actively seeking both institutional debt, as well as private sources of equity capital in order to assure that it will be capable of financing such growth. In the event the Company is unsuccessful in securing such financing, it may be required to curtail its sales growth. While the Company will continue with its business plan at least through calendar year 2000 in providing a broad range of desk top and portable computer peripherals and upgrades, the Company anticipates that it will increasingly focus upon two aspects of its business: (1) marketing to national retail chains; the Company believes that such chains constitute less credit risk than smaller retail operations; and (2) that the average order from such chains will be substantially larger than smaller retail chains, thereby allowing the Company to take advantage of the economies of scale associated with distributing a single product-line in large volume.


--------------------------------------------------------------------------------------------------------------------
                                       Nine Months         Nine Months           Year Ended           Year Ended
                                          Ended               Ended             December 31,         December 31,
                                      September 30,       September 30,             1998                 1997
                                          1999                 1998              (audited)            (audited)
                                       (unaudited)         (unaudited)
--------------------------------------------------------------------------------------------------------------------
  Statement of Operations Data
       Revenue                        $ 21,569,160         $  6,180,170         $ 10,714,363         $  4,034,701
       (Net Loss)/Net Profit               787,299              (10,660)            (338,018)          (1,459,527)
       (Net Loss)/Net Profit
                    per share                 0.03                 0.00                (0.02)               (0.12)
--------------------------------------------------------------------------------------------------------------------
  Balance Sheet Data
       Current Assets                   12,353,908            3,682,306            5,973,859            1,931,750
       Total Property &
  Equipment, Net                           197,577              125,134              133,231              120,007
       Total Assets                     12,571,473            3,828,600            6,128,250            2,072,917
       Total Current
  Liabilities                            5,925,763            2,665,333            5,344,407            1,197,567
       Accumulated Deficit              (3,563,242)          (3,751,586)          (4,350,541)          (4,012,523)
  Stockholder's Equity
       (Capital Deficiency)              6,643,429            1,155,727              777,120             (875,350)
--------------------------------------------------------------------------------------------------------------------

         The Company offers rebate programs for various products through its retail customers. The products offered change from time to time. The purpose of the rebates is to accelerate the sale of inventory, assist in the customer's advertising campaign or provide for the joint marketing of related products. Rebate programs typically last one or two weeks. These rebates averaged 7% of gross revenues of the Company during the nine month period ended September 30, 1999. If the Company offers a rebate, the amount of the rebate typically ranges between 4% to 8% of the retail price of the product. The rebate concept is prevalent among the Company's competitors and the Company anticipates that it will continue indefinitely with different products offered at various times.


         Periodically, the Company enters into various agreements for services including, but not limited to, public relations, financial consulting and manufacturing consulting. The agreements generally are on going until such time they are terminated, as defined. Compensation for services is paid either on a fixed monthly rate or based on a percentage, as specified.


A. NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED)


Revenues for the period ended September 30, 1999 ("1999") were $21,569,160, compared to revenues for the period ended September 30, 1998 ("1998") of $6,180,170. The increase in revenues is primarily attributable to the addition of several significant customers including: CompUSA in June 1998 (representing $6,658,665 of revenue in 1999 and $485,662 in 1998), Circuit City in April 1999 (representing $7,698,841 of revenue in 1999 solely) and Office Max in June 1999 (representing $3,411,031 of revenue in 1999 solely). In addition, there has been an increase in OEM sales in 1999 to $881,438 compared to $498,236 in 1998. The Company did not have any sales backlog as of September 30, 1998 and it had a sales backlog of $4,224,023 as of September 30, 1999.


         Cost of sales as a percentage of revenues increased from 71.62% ($4,426,379) in 1998 to 75.32% ($16,244,908) in 1999. Cost of product as a percentage of revenues increased from 69.82% in 1998 to 71.00% in 1999. This was primarily due to increased price protection (which decreased net revenue) in 1999. Price protection totaled $153,723 in 1998 and $852,384 in 1999. Freight expenses as a percentage of revenues increased from 1.80% in 1998 to 4.32% in 1999. This was primarily due to more expensive air freight of products (as opposed to ocean freight) due to late production by a major vendor. The Company believes that this situation has been resolved at this time, and anticipates lower future freight expenses.


         The Company did not "write down" any of its inventory during the nine months ended September 30, 1998 or 1999. The inventory that was marked down at the end of a fiscal year (as discussed below) constituted discontinued items for which the Company was responsible for such costs.




         Operating expenses as a percentage of revenues decreased from 32.60% ($2,015,021) in 1998 to 21.13% ($4,558,338) in 1999.


         Selling, marketing and advertising as a percentage of revenues decreased from 19.59% ($1,210,801) in 1998 to 13.83% ($2,983,691) in 1999.
Rebates increased from $602,158 in 1998 to $1,471,904 in 1999, COOP advertising increased from $290,152 in 1998 to $638,916 in 1999, slotting fees increased from $0 in 1998 to $100,002 in 1999 and sales department expenses increased from $318,491 in 1998 to $772,870 in 1999. The percentage decrease is primarily due to a reduction in the number of rebate programs relative to the increase in revenues and the fact that marketing expenses are not a direct function of sales, although related.


                  General and administrative expenses as a percentage of revenues decreased from 13.01% ($804,220) in 1998 to 7.30% ($1,574,647) in
1999. The decrease on a percentage basis is primarily due to many general and administrative expenses being indirect and thus increasing at a far smaller percentage than the increase in sales revenue. Salaries and related expenses increased from $455,453 in 1998 to $934,910 in 1999. The increase in the amount expensed is due primarily to additional personnel added in 1999, although as a percentage of revenues the amounts declined. Outside services increased from $88,911 in 1998 to $159,958 in 1999 due to additional expenditures for financial relations services. Other factors in the change in general and administrative expenses were rent which increased from $51,320 in 1998 to $83,172 in 1999 and travel which increased from $24,448 in 1998 to $69,580 in 1999. The remaining general and administrative expenses represent utilities and support functions whereby no one account or area fluctuated significantly.


         Other income (expense) decreased as a percentage of sales from 4.07% ($251,370 income) to 0.10% ($22,185). 1998 included one time other income of $250,000 from the sale of a modem design.


         Income taxes for both periods ended September 30, 1999 and 1998 represent minimum state income taxes. This is due to the fact the Company has net operating loss carryforwards expiring through 2018 and alternative minimum tax credits to offset taxable income for both federal and state purposes.


         Net profits increased from a net loss of $10,660 for the nine months ended September 30, 1998 to a net profit of $787,299 for the nine months ended September 30, 1999.

B. FISCAL YEAR ENDED DECEMBER 31, 1998 (AUDITED) COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997 (AUDITED)

         Revenues for the year ended December 31, 1998 ("1998") were $10,714,363 compared to revenues for the year ended December 31, 1997 ("1997") of $4,034,701. The increase in revenues is attributable to the increase in sales to: COMPUSA from $0 in 1997 to $2,769,503 in 1998; to Fry's Electronics from $1,051,894 in 1997 to $3,391,785; and to Micro Center from $1,061,800 in 1997 to
$1,790,257 in 1998; and smaller increases in sales to other existing customers. The Company did not have a sales back log at the end of 1997 or 1998.


         Cost of sales as a percentage of revenues decreased from 84.71% ($3,417,984) to 73.99% ($7,927,553). This was primarily due to decreased product costs charged by suppliers.


         The Company "wrote-down" $93,700 in inventory in 1997 and $54,842 of its inventory in 1998. Once a product is shipped by the Company to the customer, then the Company is typically obligated to provide price protection or accept returned products which are unsold by the retail customer. The Company then attempts to resell this returned inventory to another customer. If the Company has not yet accepted delivery of a product from its overseas manufacturer, then the manufacturer is responsible for all price reductions and obsolescence of such inventory.


         Operating expenses as a percentage of revenues decreased from 51.03% ($2,059,066) in 1997 to 31.51% ($3,376,021) in 1998. This percentage decrease is primarily due to the fixed cost nature of the majority of operating expenses. In summary, as revenues increase, the general and administrative expenses decrease as a percentage of revenues. General and administrative expenses in 1997 were $1,416,792 and in 1998 were $1,263,390. Bad debt increased by $227,517 in 1998 from 1997 and audit expense decreased by $151,030 in 1998 from 1997 due to replacement of auditors during the 1997 audit. Both are expected to be one-time non-recurring expenses. In 1998 the Company incurred $140,498 in connection with service agreements. Amounts incurred in connection with service agreements in 1997 were insignificant. Selling expenses in 1997 were $642,274 and in 1998 were $2,112,631. Rebates increased to $1,224,919 in 1998 from $24,117 in 1997, as rebates were not initiated until late December 1997. Advertising expenses increased to $369,678 in 1998 from $287,398 in 1997. Sales administrative expenses increased to $518,034 in 1998 from $330,759 in 1997 primarily due to higher sales commissions


         Other income (expense) increased from (0.41%) ($16,378) expense in 1997 to 2.35% ($251,993) income in 1998. Calendar 1998 revenues included a non-recurring revenue amount of $250,000 arising from the sale of a modem design.



         Income taxes for both years ended December 31, 1998 and 1997, represent minimum state income taxes due to the Company's loss position during both periods.

         Although the Company had an increase in revenues and receivables in 1998 compared with 1997, the Company experienced a net loss of $338,018 for the year ended December 31, 1998 as compared to a net loss of $1,459,527 for the year ended December 31, 1997. The decrease in the net loss is due to improved sales, expansion of marketing activities, improved product costs and the fact that the operating expenses did not increase at the same rate as sales. Rebate programs typically last one or two weeks. The rebate concept is prevalent among the Company's competitors and the Company anticipates that it will continue indefinitely with different products offered at various times.

LIQUIDITY AND CAPITAL RESOURCES

         Since its inception, the Company has financed its operations and capital expenditures primarily with cash provided by operating activities, private securities issuances and securities issuances for product (see "Private Placement Offerings"). The Company believes that working capital generated from operations is sufficient to meet current activity. However, should the Company grow significantly in size through additional large customers or acquisitions, securities issuances or other financing arrangements may be necessary. The Company currently has two lines of credit with its major suppliers: $5 million with BTC and $2 million with Lung Hwa. Borrowings under these arrangements provided the Company interest free for up to 75 days as defined. The Company does not have any outstanding balance on either of these lines as of September 30, 1999.

         The Company is in the process of signing an asset based lending agreement for up to $10,000,000 with IBM Credit in order to continue its growth. The Company believes that its current cash flow from operations and the amounts available under its existing vendor lines of credit are sufficient to meet its working capital and capital expenditure requirements at the current sales volume for the next twelve months.


         For the nine months ended September 30, 1999 the Company had a net decrease in cash in the amount of $199,100. this was due to cash used for investing activities of $100,372 and cash used for financing activities of $184,359 offset by cash provided from operations of $85,631. Cash used for investing activities was for leasehold improvements, furniture and computer equipment. Cash used for financing activities was primarily for payment on notes payable ($250,000) offset by proceeds from exercise of warrants ($69,710).


         For the year ended December 31, 1998 the Company had a net increase in cash relative to December 31, 1997 in the amount of $689,435. This was primarily due to cash flow from operating activities of $829,771 being offset by investing activities of $51,945 and financing activities of $88,391. While the Company experienced a loss for 1998 of $338,018, cash from operating activities increased primarily through the utilization of substantial lines of trade credit provided by the Company's major vendors. Cash used for investing activities was for furniture and computer equipment. Cash used for financing activities was primarily for advances to related parties ($192,982) and purchase of treasury stock ($165,000) offset by proceeds from issuance of notes payable ($250,000).

         As the Company expands its distribution activities, it may experience net negative cash flows from operations, pending an increase in gross margins, and may be required to obtain additional financing to fund operations through proceeds from offerings, to the extent available, or to obtain additional financing to the extent necessary to augment its working capital through public or private issuance of equity or debt securities.

         The high technology requirements of the Internet increasingly require that consumers upgrade their personal computers to take full advantage of audio and video streaming capabilities. Further, there are increasing Internet applications for digitally based graphics data, such as pictures taken by digital cameras. The Company believes that its current distribution channels currently fulfill and will continue to fulfill these trends in the computer peripherals marketplace. In the event the Company continues with the revenue growth it has experienced between 1998 and 1999 the Company believes that it will need additional capital. While there is no assurance that it will be successful in raising additional capital, the Company is currently actively seeking both institutional debt, as well as private sources of equity capital in order to assure that it will be capable of financing such growth. In the event the Company is unsuccessful in securing such financing, it may be required to curtail its sales growth.

The Company has no firm long-term sales commitments from any of its customers and enters into individual purchase orders with its customers. The Company has experienced cancellations of orders and fluctuations in order levels from period to period and expects it will continue to experience such cancellations and fluctuations in the future. In addition, customer purchase orders may be canceled and order volume levels can be changed, canceled or delayed with limited or no penalties. The replacement of canceled, delayed or reduced purchase orders with new business cannot be assured. Moreover, the Company's business, financial condition and results of operations will depend upon its ability to obtain orders from new customers, as well as the financial condition and success of its customers, its customers products and the general economy. The factors affecting any of the Company's major customers or their customers could have a material adverse effect on the Company's business, financial condition and results of operations.

PREVIOUS PRIVATE OFFERINGS

         (a)      SUMMARY OF OFFERINGS.

         The proceeds from all of the following offerings were utilized to acquire inventory and create brand awareness through various marketing and sales programs. All of the following offerings were offered and sold exclusively to accredited investors.

         In October 1995, I/OMagic California conducted an offering of Units (the "Bridge Units"). Each Bridge Unit consisted of a $25,000 9% secured promissory note (the "Bridge Notes"), 805,000 warrants to purchase common stock of the Company containing an exercise price of $0.05 per share (the "A Bridge Warrants"), and 805,000 warrants to purchase common stock containing an exercise price of $0.95 per share (the "B Bridge Warrants"). The exercise price of the B Bridge Warrants was reduced by the amount of $0.04 per month for every 30 days after the first six months that the Bridge Notes were outstanding to a minimum of $0.50. The Bridge Notes were due at the earlier of: (i) one year from issuance or (ii) upon the completion of certain subsequent offerings of securities. The Bridge Notes were secured by all tangible and intangible assets of the Company with a first lien, perfected UCC-1 Financing Statement. The Company raised $805,000 in connection with its sale of the Bridge Units. As of September 30, 1999, 255,375 A Bridge Warrants are outstanding and zero B Bridge Warrants are outstanding having been called and canceled by the Company on September 11, 1998. The Bridge Notes have been repaid in full and all UCC filings terminated. The Company relied upon Section 4(2) of the 1933 Act and this offering was sold to 35 accredited investors. It was offered only to accredited investors.


         On May 6, 1996, the Company entered into a strategic Alliance Agreement with Lung Hwa Electronics Co., Ltd., whereby for a consideration of $342,000 from Lung Hwa, the Company issued 1,000,000 shares of restricted Company common stock. For this agreement, Lung Hwa also agreed to establish a $1,000,000 line of unsecured credit in favor of I/OMagic, which was later increased to $2,000,000. As of December 31,1998, there were no outstanding borrowings under this agreement. As of the date of this filing there is a balance of $500,000 under this line of credit. The Company relied upon Section 4(2) of the 1933 Act in connection with this transaction and Lung Hwa is an accredited investor.


         In connection with a March 1996 private placement of units consisting of common stock and warrants, the Company issued 568,002 shares of common stock for cash at $1.45 per share and 577,335 warrants for cash at $0.05 per warrant, or $1.50 per unit totaling $853,500. Concurrent with this offering, the Company converted $627,500 of its Bridge Notes into 598,328 shares of common stock at $1 per share and 598,328 warrants at $0.05 per warrant. These warrants allow the holder to purchase common stock at $2.50 per share, exercisable for a period of three years from the date of issuance. The Company is obligated to register the common stock issuable upon exercise of these warrants in any subsequent Registration Statement filed with the Securities and Exchange Commission. Through September 30, 1999, none of these warrants have been exercised and such warrants expired. The full amount due on all nonconverted Bridge Notes has been paid by the Company, and all UCC-1 Financing Statements have been terminated. The Company relied upon Section 4(2) of the 1933 Act. There were 35 accredited investors in this offering and offers were made only to accredited investors.


         As consideration for placement agent services rendered in connection with the March, 1996 private placement, the Company issued to the placement agents the following warrants: 58,000 warrants to purchase common stock at an exercise price of $0.70 per share, 131,850 warrants to purchase common stock at an exercise price of $0.01 per share, and 151,850 warrants to purchase common stock at an exercise price of $1.65 per share. The term of these warrants is three years from the date of issuance, and these warrants carry Piggyback Registration Rights. As of September 30, 1999 none of these warrants have been exercised and such warrants have expired.


         On December 16, 1996, the Company entered into a private Stock Purchase Agreement whereby the Company sold 250,000 units at a price of $1.00 per unit. Each unit consisted of one share of common stock and one warrant to purchase Company stock exercisable at a price of $1.00 per share for a term of two years. The warrants were not exercised and have expired. The Company relied upon
Section 4(2) of the 1933 Act and this offering was to a single accredited investor.


         In February 1997, the Company commenced an offering of a minimum of 100,000 and a maximum of 600,000 units, consisting of one share of restricted common stock for cash at $1.24 per share and one warrant for cash of $0.01 per warrant for a total price of $1.25 per unit, as amended. The warrants are exercisable in whole or in part at any time during the three years from date of issuance at an exercise price of $4.50 and are callable by the Company, as defined. These units carry piggy-back registration rights and the shares underlying the warrants have not been registered under the Securities Act of 1933. The offering closed in September 1997, at which time the Company had sold 364,000 units for total proceeds of $455,000. Offering costs related to this private placement totaled approximately $25,000. As of September 30, 1999 none of these warrants have been exercised. The Company relied upon Section 4(2) of the 1933

Act and this offering was sold to three accredited investors and was offered only to accredited investors.


         As consideration for placement services rendered in connection with the February 1997 private placement, the Company issued to a placement agent 13,200 warrants carrying the same terms as the warrants issued in the offering.


         On September 19, 1997, the Company entered into a Strategic Alliance Agreement with Hou Electronics, Inc., a California corporation ("Hou"), whereby the Company issued two million restricted shares of common stock in exchange for $250,000 in cash and $1,250,000 of inventory for a total value of $1,500,000, or $0.75 per share. Of the $1,250,000, $481,260 was credited toward inventory purchased prior to the agreement. The remaining $768,740 was to be applied to future inventory purchases. As of December 31, 1998, all of the inventory had been received by the Company. In connection with this Agreement, Hou provided the Company with a $1 million line of credit and provided Hou with a right to designate a single member to the Board of Directors of the Company. As of September 30, 1999 there are no outstanding borrowings under this line of credit. The Company relied upon Section 4(2) of the 1933 Act in connection with this transaction and Hou is an accredited investor.


         In May 1998, the Company offered up to $250,000 worth of units of its securities with each unit consisting of a $10,000 note bearing interest at a rate of 10% per annum, repayable in full ninety days after the declaration of effectiveness of a registration statement, as defined, or twelve months from the date of sale whichever comes first; and, one warrant which shall expire thirty days after the declaration of effectiveness of a Registration Statement of the Company registering the shares underlying the warrants or twelve months from the date of issue, whichever comes first. The warrants entitled the holder to purchase that certain number of shares which was equal to one third of the note amount divided by the price per shares of common stock registered in the Registration Statement, all at the aggregate exercise price of $1.00. The warrants were deemed by management to be contingent consideration based on the requirement of an effective Registration Statement. As no Registration Statement was effected, none of these warrants were exercisable at any time prior to their expiration in May and June 1999. Under the provisions of APB 12, management determined the relative fair value of the warrants to be nominal due to the contingent nature of the warrants. Accordingly, none of the proceeds were allocated to these warrants. The Company sold 25 units for proceeds of $250,000. As of December 31, 1998, accrued interest totaled $14,375, and is included in accounts payable and accrued expenses on the accompanying balance sheets. As of September 30, 1999, all principal and interest had been paid (unaudited).


         Effective February 3, 1999, I/OMagic entered into a Subscription Agreement with BTC wherein BTC received 16,666,667 shares of restricted Common Stock valued at $0.30 per share in exchange for $5 million in inventory. The Company relied upon Section 4(2) of the 1933 Securities Act in connection with this transaction and BTC is an accredited investor.

         (b)      STATUS OF WARRANT ISSUANCES

         As of September 30, 1999 the Company had the following warrants to purchase common stock outstanding:

         (1) 805,000 Class A and 805,000 Class B Warrants were issued in the October, 1995 private placement. The Class A Warrants have an exercise price of $0.05 and the Class B Warrants have an exercise price of $0.95. 542,500 of the Class A Warrants were exercised as of September 30, 1999 and 255,375 Class A Warrants remain outstanding. 25,001 of the Class B Warrants were exercised and the remainder were called and terminated in September, 1998.


         (2) 125,125 Class A Warrants were issued to Pellet Investments, Inc. as the placement agent in the October, 1995 offering at an exercise price of $0.10, with an expiration date of October 17, 2000 and 125,125 Class B Warrants were issued to Pellet investments with an exercise price of $1.10 (these warrants were called and terminated). 33,232 of the Class A Warrants have been exercised and the balance remain outstanding.


         (3) 577,335 warrants with an exercise price of $2.50 were issued in the March, 1996 offering. None of these warrants were exercised and they all expired, in accordance with their terms. An additional 598,398 warrants were issued in the March, 1996 offering arising from the conversion of the Notes issued in the 1995 Offering. None of these warrants were exercised and all expired in accordance with their terms.


         (4) An aggregate 341,700 warrants were issued to West America Securities, Inc. as the placement agent for the 1996 Offering at exercise prices ranging from $0.01 to $1.65. None of these warrants were exercised and all expired in accordance with their terms.

         (5) 70,000 warrants were issued to Redfield Miller, Inc. (between February and June, 1997) for services associated with the financial management of the company with an exercise price of $1.65 and an expiration date of November 1, 2000. None of these warrants have been exercised as of September 30, 1999.

         (6) 15,000 warrants with an exercise price of $0.01 and 15,000 warrants with an exercise price of $1.00 per share were issued to Incentive Business Channel ("IBC") for public relation services. The warrants expire between January 1999 and December 1999. As of September 30, 1999, IBC exercised 20,000 of such warrants. The remaining 10,000 warrants are exercisable at $1.00 with 5,000 warrants expiring in November, 1999 and 5,000 expiring in December, 1999.


         (7) 60,000 warrants with an exercise price of $1.12 and 30,000 warrants with an exercise of $2.24 were issued to Marketing Pathways for public relation services. None of the warrants were exercised and the warrants expired in August, 1999.


         (8) 364,000 warrants with an exercise price of $4.50 which expire January 31, 2000.


         (9) 13,200 warrants with an exercise price of $4.50 were issued to Bob Pett for placement agent services. These warrants were exercisable through January 31, 2000. None of the warrants have been exercised.


         In summary, the Company has the following warrants which remain outstanding as of September 30,1999:


         (1) 255,375 Class A warrants exercisable at $.05 which expire on October 17, 2000;


         (2) 364,000 warrants exercisable at $4.50 which expire on January 31, 2000;


         (3) 70,000 warrants exercisable at $1.65 which expire on November 1, 2000;


         (4) 5,000 warrants exercisable at $1.00 which expire on November 1, 1999;


         (5) 5,000 warrants exercisable at $1.00 which expire on December 31, 1999;


         (6) 13,200 underwriters warrants which expire on January 31, 2000;


         (7) 91,893 underwriter warrants that expire on October 31, 2000.

         (c)      INDEBTEDNESS

         In March, 1995, the Company repurchased 15,783,392 shares of common stock from H.T. Hong for cash of $0.029 per share. In connection with this agreement, the Company agreed to settle an accounts payable to a vendor, Tera Electronics (which was affiliated with Mr. Hong), on behalf of Mr. Hong and accept inventory purchased by this vendor. This was accomplished with the issuance of an 8% promissory note . Pursuant to the terms of the agreement, the Company recorded the inventory (as receivable) and the liability. The Company and its legal counsel attempted to contact Mr. Hong on an on going basis commencing the first quarter of 1996 through the first quarter of 1999 (he resided in Taiwan at the time of the transaction), however Mr. Hong was not located. In 1996, the Company wrote off the inventory receivable as it was determined by management that it did not receive the required inventory. As a promissory note was issued, management of the Company determined that the liability should remain on the records of the Company. In March 1999, the statute of limitations expired for M.T. Hong to attempt collection on this note.

         YEAR 2000

         The Company has developed and acquired its computer systems with an objective to be Year 2000 compliant.

The Company has engaged the services of qualified technicians to determine the extent to which it may be vulnerable to third party Year 2000 issues. All computer equipment purchased recently are Year 2000 compliant. The internal software written by the Company's programmers is written with the long-date format included and consequently is Year 2000 compliant. The Company uses Microsoft software and has installed all the available "patches" to up-date this software. Further, Microsoft "patches" will be installed as they become available from Microsoft in 1999, but this affects the Company's software and does not impact on the on-going operation of the Company. The Company has assessed and continues to asses whether its information and non-information technology systems will be effected by the Year 2000 issues. The Company has investigated its third party communications suppliers such as the telephone company and its Internet service provider and found that all are in the process of becoming Year 2000 compliant in 1999. Based upon current information, management believes that the necessary modifications have been made internally to effectively continue the Company into the Year 2000, however, management is continuing to monitor internal systems, and to assess the readiness of its systems, to ensure Year 2000 compliance. As a contingency, the Company has identified other communication suppliers who could provide the necessary service at a minimal cost to the Company, and a minimal effect on the operations of the Company. In the event no other communication suppliers can be found, there could be a material adverse effect on the Company and its operations. Based upon current information, the Company does not believe that the costs associated with Year 2000 compliance is material for the Company.

         The Company does not distribute any product which maintains a calendar, therefore all products currently distributed by the Company would be Year 2000 compliant. The worst case scenario for the Company would be an installation of its peripheral products into a computer system which is not Year 2000 compliant. The Company believes that if this were to occur, that the functionality of the computer system and therefore all installed peripherals would be adversely effected.

ITEM 3.           DESCRIPTION OF PROPERTY

         As of July 1, 1999 the Company leases approximately 22,000 square feet located at a facility in Irvine, California, which includes offices, storage, and package assembly space. All of the Company's operations are conducted from this facility. The lease expires July 1, 2000, and requires monthly payments of approximately $15,000 per month.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                                                                                                PERCENTAGE
NAME                                                        NUMBER OF SHARES (1)            BENEFICIALLY OWNED
----                                                        -----------------               ------------------
Tony Shahbaz(2)                                                 22,766,667                       72%
Lung Hwa Electronics Co., Ltd.                                   1,000,000                        3%
   3F, No. 59 Tsao Ti Wei
   Shen Keng Shiang
   Taipei Hsein, Taiwan
Anthony Andrews(2)                                                  74,999                        *
Daniel Hou(3)(2)                                                       -0-                        *
Hou Electronics Inc.(2)                                          2,000,000                        6%
All officers and directors as a group (3 persons)                2,074,999                       72%

-----------------------

*    Less than one percent

1 Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

2    c/o Company's address: 6 Autry, Irvine, CA 92618.


3 20,766,667 of these shares are held in the name of Susha, LLC. Susha was created as a holding company to hold certain securities contributed by BTC and Mr. Shahbaz. While Mr. Shahbaz has certain voting powers associated with the shares held by Susha, 50% of all financial benefits derived from the shares held by Susha are for the benefit of BTC and 50% of the financial benefits derived from the shares held by Susha are for the benefit of Mr. Shahbaz.


4 Pursuant to a written agreement, Hou Electronics, Inc. has a Board seat on the Board of Directors of the Company.


     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date of this Statement by: (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company, and (iii) all directors and officers as a group.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and officers of the Company are as follows:

         Name                 Age                         Position
     ---------------         -----        -------------------------------------------------
     Tony Shahbaz             37          Chairman, President, Chief Executive Officer

     Daniel Hou               50          Director

     Anthony Andrews          37          Vice President, Director of Engineering, Director

Mr. Hou and Mr. Andrews shall serve until the next annual meeting of the shareholders of the Company, which is currently scheduled to occur during February-April, 2000. Mr. Shahbaz is next scheduled for election in April, 2002.

MR. TONY SHAHBAZ, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, is the Company's founder. In addition, he has played a key role in developing the Company's multimedia strategy. Mr. Shahbaz has a technical background with over 15 years experience in sales and marketing of computer peripheral products. He was employed by Western Digital Corporation from September 1986 to March 1993. At Western Digital Corporation, he held several positions including Vice President of Worldwide Sales for Western Digital Paradise, and Regional Director of Asia Pacific Sales and Marketing Operations. While at Western Digital Paradise's business unit, he established a multichannel world wide retail distribution structure, with a full line of multimedia products. As Regional Director of Asia Pacific Sales, he managed two of the company's wholly owned subsidiaries that developed chip sets and peripherals for the marketplace. Since 1993 Mr. Shahbaz has been the president of I/O Magic Corporation. Prior to his positions with Western Digital, he held management positions with Tandon Corporation and Lapin Technology, in the marketing and sales divisions of these companies.


DANIEL HOU, DIRECTOR, Mr. Hou is the Founder of Hou Electronics, Inc. a computer peripheral supplier. This company was formed in 1986 and has continually grown to have revenues of $45 million in 1998. Mr. Hou has been the president of Hou Electronics from 1986 through the present. He is responsible for all business activities associated with Hou Electronics. Mr. Hou is active in related organizations such as holding the office of President with the Southern California Chinese Computer Association as well as a membership in American Chemistry Society. Mr. Hou received his Masters in Science from University of Utah.

MR. ANTHONY ANDREWS, VICE PRESIDENT, DIRECTOR OF ENGINEERING, joined the Company in February 1994. Mr. Andrews has over 12 years of experience in the computer industry. His background includes product and software design, with his most recent position as Principal Engineer at Western Digital Corporation from March 1988 to February 1994. As Principal Engineer, he pioneered the development of portable notebook designs for companies such as IBM and AST. He also played a lead role in developing power management features that are being commonly used in the industry today. Mr. Andrews has his own software design company which has developed embedded system designs as well as game software. Mr. Andrews works closely with the Company's sales channels to identify product/market opportunities for the Company. He is responsible for bringing products from concept to market launch. This includes sourcing manufacturers for hardware, developing any necessary software, and packaging designs and specification sheets. He received a Bachelor of Science in Math and Computer Science from the University of California at Los Angeles.

ITEM 6.     EXECUTIVE COMPENSATION

     Set forth below is a summary of compensation for the Company's officers for fiscal years 1999, 1998 and 1997. There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Company in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or its subsidiary.

                                             SUMMARY COMPENSATION TABLE


                                                                 Long Term Compensation
                     Annual Compensation                            Awards                  Payouts
                     ------------------------------------------- ------------------------ ---------------------
Name                                            Other                                              All
and                                             Annual        Restricted    Options    LTIP        Other
Principal Position   Year   Salary       Bonus  Compensation  Stock Awards  SARs       Payouts     Compensation
-------------------- ------ --------- --------- ------------  ------------ ---------- ----------- -------------
Tony Shahbaz         1999   $140,000       -0-       -0-                                           6,000 (auto)
CEO, President,      1998   $140,000                 -0-                    300,000(2)             6,000 (auto)
Secretary & CFO      1997   $140,000    11,500(1)    -0-                    300,000(3)             6,000 (auto)
                                           -0-
-------------------- ------ --------- --------- ----------- -------------   ---------- ----------- -------------

Anthony Andrews      1999   $74,286        -0-       -0-          -0-        -0-         -0-         -0-
Vice President       1998   $70,269      3,000       -0-          -0-        -0-         -0-         -0-

     The Company's By-laws state that Directors of the Company shall not receive any stated salary for their services, but, by resolution of the Board of Directors, a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board of Directors. The Company maintains directors and officers liability insurance.



-----------------------------------
     (1) Mr. Shahbaz received a bonus of $11,500 for Design Sale of a modem to Hewlett Packard in May 1998.

     (2) On January 2, 1997 the Company issued 300,000 warrants to purchase common stock of the Company at an exercise price of $1.82 for a term of five years to Mr. Shahbaz under the Company's 1997 Incentive and Nonstatutory Stock Option Plan.

     (3) On January 2, 1998 the Company issued 300,000 warrants to purchase common stock of the Company at an exercise price of $1.13 for a term of five years to Mr. Shahbaz under the Company's 1998 Incentive and Nonstatutory Stock Option Plan.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Tony Shahbaz, its Chairman, President and Chief Executive Officer on October 25, 1993 pursuant to which the Company has agreed to pay Mr. Shahbaz an annual salary of $140,000 per year payable in twelve equal payments on the first day of each month. The agreement provides for a bonus based on the "net profits" of the Company as defined. The bonus amount ranges from $20,000 to $70,000 for net profits up to $%500,000. For net profits in excess of $500,000, the bonus is 7%. No bonuses were paid under the net profits calculation contained in the employment agreement.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE BTC ACQUISITION

     On February 3, 1999, I/OMagic entered into a subscription agreement with Behavior Technology Corporation (USA), a California corporation ("BTC"). In this transaction, BTC: (i) contributed $5 million worth of inventory in exchange for 16,666,667 shares of restricted Common Stock of I/OMAGIC and (ii) provided a $5 million credit line for the purchase of additional inventory. Borrowings are non-interest bearing and are due 75 days from the date of borrowing. As of December 31, 1998, the Company had no debt outstanding, other than its trade payables generated in the ordinary course of business.

ITEM 8.     DESCRIPTION OF SECURITIES

     On February 18, 1999, SUSHA, LLC, a California limited liability company, was formed. The LLC holds 20,766,667 shares of I/OMagic Corporation. The purpose of creating this LLC is to provide the President of I/OMagic with more voting control of the Company.

     The authorized capital stock of the company currently consists of 50,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock. No preferred shares have been issued.

     The following summary of certain terms of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the company's Articles of Incorporation and By-laws which are attached to this Statement.

THE EXCHANGE TRANSACTION

     I/OMAGIC Corporation, a California corporation ("I/OMAGIC California") entered into a Plan of Exchange and Acquisition Agreement (the "Acquisition Agreement") with Silvercrest International, Inc., a Nevada corporation ("Silvercrest") on March 18, 1996. Pursuant to the Acquisition Agreement, Silvercrest issued 6,570,583 shares of common stock in exchange for 6,570,583 shares of common stock of I/OMAGIC California, which constituted 100% of the issued and outstanding shares of I/OMAGIC California. Prior to the execution of the Acquisition Agreement, Silvercrest was a public company with dormant operations and had 625,000 shares of common stock outstanding. Silvercrest's common stock was listed on the Over-The-Counter Bulletin Board System as of March 1, 1996. Silvercrest changed its name to I/OMAGIC Corporation, a Nevada corporation, on March 20, 1996. Effective as of the date of the Acquisition Agreement, the board of directors of Silvercrest resigned and I/OMagic's directors were appointed as the new Board of Directors. As a result of the acquisition, I/OMAGIC California, became a wholly-owned subsidiary of I/OMAGIC Corporation, a Nevada corporation.

COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $.001 par value per share, of which 32,091,151 shares of are outstanding as of September 30, 1999. Including 550,000 treasury shares. As of the date of this filing, assuming the exercise of all currently outstanding Options and Warrants, 33,495,619 shares would be outstanding.

     Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock with a par value of $0.001. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the shares of authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock, however, no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of preferred stock.

     The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time and does not intend to issue any preferred stock, except on terms which it deems to be in the best interest of the Company and its shareholders.

     The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

     On October 31, 1996, the Board of Directors of the Company authorized and approved the designation of 1,000,000 shares of Class A Convertible Preferred Stock and 1,000,000 shares of Class B Convertible Preferred Stock to be sold in a previous offering. The Class A Convertible Preferred Shares have a 9% coupon attached, which interest is payable quarterly, and are convertible into shares of Common Stock of the Company at $2.50 per share. The Class B Convertible Preferred Shares have a 9% coupon attached, which interest is payable quarterly, and are redeemable by the investor only after one year from date of issuance and convertible into Common Shares at $2.00 per share. The offering was terminated and there were no sales under the offering and, therefore, no preferred stock is issued or outstanding.

WARRANTS AND OPTIONS

     In October 1995, the Company conducted an offering of Units (the "Bridge Units"). Each Bridge Unit consisted of a $25,000 9% secured promissory note (the "Bridge Notes"), 25,000 warrants to purchase Common Stock at an exercise price of $0.05 per share (the "A Bridge Warrants") and 25,000 warrants to purchase Common Stock at an exercise price of $0.95 per share (the "B Bridge Warrants"). The exercise price of the B Bridge Warrants was reduced by the amount of $0.04 per month, for every 30 days after the first six months that the Notes were outstanding to a minimum of $0.50. As of the date hereof, 255,375 A Bridge Warrants are outstanding and zero B Bridge Warrants are outstanding. The Bridge Notes were repaid in full.


     As consideration for placement agent services rendered in connection with the 1995 offering of Bridge Units, the Company issued 125,125 A Bridge Warrants to purchase shares of the Common Stock of the Company at $0.10 per share and 125,125 B Bridge Warrants to purchase shares of Common Stock of the Company at $1.10 per share to Pellet Investments, Inc. The terms of these A and B Bridge Warrants issued to the placement agents are the same as the A and B Bridge Warrants issued to the investors. 91,893 A Bridge Warrants issued to placement agents are currently outstanding. No Bridge Warrants are outstanding.

     On October 30, 1995, the Company entered into a Consulting Agreement with Redfield Miller, Inc. whereby Redfield Miller earned cash compensation of $6,000 per month and 5,000 warrants per month, each exercisable for one share of Common Stock at an exercise price of $1.65 per share for a three year term, for every month of the Agreement which continues on a month-to-month basis. As of the date of this Memorandum, Redfield Miller earned 100,000 warrants under the Consulting Agreement, 30,000 of which were exercised, leaving Redfield Miller with 70,000 warrants. All shares earned under the Consulting Agreement may qualify for S-8 Registration Rights. Edward Hanson, former Chief Financial Officer of the Company, is a principal of Redfield Miller. The Consulting Agreement was terminated effective June 1, 1997.

     During the first half of 1996, the Company conducted an offering of Units (the "Secondary Units"). Each Secondary Unit consisted of one share of Common Stock (the "Common Stock") and one Warrant exercisable for one share of Common Stock at an exercise price of $2.50 per share, subject to adjustment (the "Secondary Warrants"). The minimum investment was 16,667 Units at $1.50 per Unit ($25,000). The Company raised $853,500 in connection with its sale of the Secondary Units. In addition, the Company offered each of the holders of the Bridge Notes the right to exchange their Bridge Notes for Secondary Units at a price of $1.05 per Unit. $627,500 worth of Bridge Notes were converted, leaving $177,500 due and payable by the Company on the Bridge Notes by October 31, 1996. The Bridge Notes were paid in full. The warrants expired and none have been exercised.


     As consideration for placement agent services rendered in connection with the 1996 Secondary Offering, the Company issued to the placement agents the following warrants: 58,000 warrants to purchase Common Stock at an exercise price of $0.70 per share; 131,850 warrants to purchase Common Stock at an exercise price of $0.01 per share; and 151,850 warrants to purchase Common Stock at an exercise price of $1.65 per share. The terms of these warrants are the same as the Secondary Warrants, and all have expired.

     On April 1, 1996, the Company enacted the 1996 Incentive and Nonstatutory Stock Option Plan (the "Plan") which has reserved for issuance 750,000 options to purchase shares of Common Stock of the Company at an exercise price of $0.01 for key employees and consultants. To date, 750,000 options have been issued under the plan and 650,000 options have been exercised.

     Anthony Andrews, Vice President of the Company, holds 50,000 options, each exercisable for one share of Common Stock at an exercise price of $0.01 per share for a period of five years from April 1, 1996, issued pursuant to the Plan. During the nine months ended September 30, 1999, no such options were exercised.


     Michael Cone, an employee of the Company, holds 50,000 warrants, each exercisable for one share of Common Stock at an exercise price of $0.01 per share for a period of two years from April 1, 1996, issued pursuant to the Plan, such warrants have expired.






     On January 2, 1997, the Company enacted the 1997 Incentive and Nonstatutory Stock Option Plan (the "Plan") which has reserved for issuance 1,000,000 options to purchase shares of Common Stock of the Company at a an minimum exercise price of $1.65 for key employees and consultants. To date, 300,000 options have been issued under the plan. Such options are outstanding.




     On January 2, 1998, the Company enacted the 1998 Incentive and Nonstatutory Stock Option Plan (the "Plan") which has reserved for issuance 1,401,976 options to purchase shares of Common Stock of the Company at a minimum exercise price of $1.03 for key employees and consultants. To date, 300,000 options have been issued under the Plan. As of September 30, 1999 such options are all outstanding.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

     A.     MARKET INFORMATION

     The Common Stock is currently quoted on the Over-The-Counter Bulletin Board under the Symbol "IOMC". Set forth below is the trading history of the Company's Common Stock without retail mark up, mark-down or commissions:


                                     BID PRICES
------------------------------- ------------------------------------------------
         1997                   HIGH                    LOW
------------------------------- ----------------------- ------------------------
January 1 - January 31          $4 1/4                  $2 3/8
February 1 - February 28        $3 3/4                  $3 1/4
March 1 - March 31              $3 1/4                  $2 1/8
April 1 - April 30              $2 3/4                  $2
May 1 - May 31                  $2 5/8                  $1 5/32
June 1 - June 30                $1 3/8                  $1
July 1 - July 31                                        $0 3/4
August 1 - August 31                                    $0 13/32
September 1 - September 30                              $0 11/16
October 1 - October 31                                  $1 1/4
November 1 - November 30                                $1 7/16
December 1 - December 31                                $0 3/4

         1998
January 1 - January 31          $1 5/8                  $0 11/16
February 1 - February 28        $1 5/16                 $0 3/4
March 1 - March 31              $1 1/2                  $0 3/8
April 1 - April 30              $1 3/16                 $0 7/16
May 1 - May 31                  $0 13/16                $0 3/8
June 1 - June 30                $1 1/2                  $0 3/8
July 1 - July 31                $1 1/4                  $  5/8
August 1 - August 31            $11/16                  $  3/8
September 1 - September 30      $11/16                  $  7/32

                                     23


October 1 - October 31          $ 9/16                  $  5/16
November 1 - November 30        $ 1/2                   $  11/32
December 1 - December 31        $ 1/2                   $  9/32

         1999
January 1 - January 31          $ 7/16                  $1 5/64
February 1 - February 28        $1 1/8                  $0 5/16
March 1 - March 31              $3 1/8                  $0 7/8
April 1 - April 30              $2 5/8                  $1 1/2
May 1 - May 31                  $2 1/2                  $1 7/8
June 1 - June 30                $2 5/16                 $1 3/4
July 1 - July 31                $1 31/32                $1 21/32
August 1- August 31             $2                      $1 1/16
September 1-September 30        $2 1/16                 $1 1/2
October 1- October 31           $1 5/8                  $1 1/16


         The above quotations are inter-dealer quotations from market makers of the Company's stock. At certain times the actual closing or opening quotations may not represent actual trades that took place.

         Except for 7,170,807 free trading shares, all shares issued by the Company are "restricted securities" within the meaning of Rule 144 under the 1933 Act. Ordinarily, under Rule 144, a person holding restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of the Company's then-outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Future sales of such shares and sales of shares purchased by holders of options or warrants could have an adverse effect on the market price of the Common Stock.

         B.                      HOLDERS

         As of November 16, 1999 there are 95 shareholders who currently hold certificates securities (approximately 70 of these shareholders hold restricted securities) and 317 shareholders currently listed in the Depository Trust Company as holding shares in brokerage accounts.

         C.                     DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.                     LEGAL PROCEEDINGS

         In April 1999, the Company filed an arbitration proceeding in Orange County, California against its former accountants and auditors, Ernst & Young, LLP, for failure to complete the 1997 audit of the Company in a timely fashion and for excessive billing in connection with the 1997 audit. Arbitration proceedings are anticipated to take place during the first quarter of the year 2000.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         (1)      DISMISSAL OF PRINCIPAL ACCOUNTANTS.

The Company dismissed Ernst & Young LLP, Certified Public Accountants ("Ernst & Young") as its principal accountants on October 7, 1998. Ernst & Young only performed an audit for the year ended December 31, 1996. Ernst & Young's report of independent auditors for the year ended December 31, 1996 contained no adverse opinion or a disclaimer of opinion, nor was qualified nor modified as to uncertainty, audit scope, or accounting principles. The principal accountant's report on the financial statements for either of the past two years contained no adverse opinion or a disclaimer of opinion, nor was qualified nor modified as to uncertainty, audit scope, or accounting principles. The decision to change principal accountants of the Company was approved by the Board of Directors of the Company.


During the Company's year ended December 31, 1996, and through the dismissal of Ernst & Young on October 7, 1998, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure. There is nothing to report under Item 304 (a) (1) (iv) (B) through (E).

         During the Company's two most recent fiscal years and any subsequent interim period preceding such dismissal, there were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There is nothing to report under Item 304(a)(1)(iv)(B) through (E).

         (2)    ENGAGEMENT OF NEW PRINCIPAL ACCOUNTANTS.

         The Company has engaged Singer, Lewak, Greenbaum & Goldstein, LLP, ("SLGG") on October 9, 1998 as its principal accountants. SLGG's business address is 2700 North Main Street, Suite 200, Santa Ana, California. SLGG replaces Ernst & Young. SLGG conducted both the 1997 and 1998 audit which are attached. Neither the Company nor anyone on its behalf has consulted SLGG during the two most recent past fiscal years regarding any matter for which reporting is required under Regulation S-B, Item 304(a)(2)(i) or (ii) and the related instructions. The decision to engage SLGG was approved by the Board of Directors.

ITEM 4.          RECENT SALES OF UNREGISTERED SECURITIES

         The following information is furnished with regard to all securities issued by the Company during calendar year 1999 which were not registered under the Securities Act of 1933, as amended (the "Act"). Each of the following transactions was exempt from under the Act by virtue of the provisions of Section 4(2) of the Act. Each purchaser of the securities described below represented prior to the purchase of the securities that he or she understood that the securities acquired may not be sold or otherwise transferred absent registration under the Act or the availability of an exemption from the registration requirements of the Act, and each certificate evidencing the securities owned by each purchaser bears or will bear upon issuance the legend to that effect. None of the foregoing transactions involved a distribution or public offering.

         Effective February 3, 1999, I/OMagic entered into a subscription agreement with Behavior Technology Corporation, a Taipei, Taiwan corporation ("BTC"). In this transaction, BTC contributed $5 million worth of inventory in exchange for 16,666,667 shares of restricted Common Stock. The Company relied upon Section 4(2) of the Securities Act of 1933 as of this transaction only involved accredited investors.

         Effective February 3, 1999, the Company issued 200,000 warrants valued at the closing price of $0.30 per share on the date of sale to Horwitz & Beam, the Company's law firm. On April 1, 1999, Horwitz & Beam exercised all 200,000 warrants for $60,000 cash paid to the Company. The Company relied upon Section 4(2) of the Securities Act of 1933 as of this transaction only involved accredited investors.

ITEM 5.    TERMS OF INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has adopted provisions in its Articles of Incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Nevada General Corporation Law. Under the Company's Articles of Incorporation, and as permitted under the Nevada General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Nevada law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recession.

         At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

                                    PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:


Audited Financial Statements for the Years ended December 31, 1998 and 1997


Unaudited Financial Statements for the Nine Months Ended September 30, 1999 and September 30, 1998

                                    PART III

ITEM 1 AND
ITEM 2.       INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS



Exhibit No. Document Description
----------- --------------------
3.1         Articles of Incorporation of Asian-Inter American Development Corporation, dated October 20, 1992*
3.2         Certificate of Amendment to Articles of Incorporation of Asian-Inter American Development
            Corporation changing name to Silvercrest International, Inc., dated August 30, 1993*
3.3         Restated Articles of Incorporation of Silvercrest International, Inc., dated January 10, 1996*
3.4         Certificate of Amendment to the Articles of Incorporation of Silvercrest International, Inc.
            changing name to I/OMagic Corporation, Inc. dated March 19, 1996*
3.5         Bylaws of Asian-Inter American Development Corporation, dated October 20, 1992, adopted by I/OMagic
            Corporation, Inc.*
3.6         Amendment to the Bylaws of I/OMagic Corporation, Inc. dated November 13, 1996*
4.1         Certificate of Designation of Preferred Stock, dated October 31, 1996*
10.1        Employment Agreement by and between I/OMagic Corporation, Inc., a California Corporation, and Tony
            Shahbaz, dated October 22, 1993*
10.2        I/OMagic Corporation 1997 Incentive and Nonstatutory Stock Option Plan dated January 2, 1997*
10.3        Plan of Exchange and Acquisition Agreement by and between Silvercrest International and I/OMagic
            Corporation, a California corporation, dated March 8, 1996*
10.4        I/OMagic Corporation 1998 Incentive and Nonstatutory Stock Option Plan, dated January 2, 1998*
10.5        Strategic Alliance Agreement between I/OMagic Corporation and Hou Electronics, Inc., dated
            September 19, 1997*
10.6        Macola Software Agreement between I/OMagic Corporation and Enterprise Wide Computing, Inc., dated
            October 13, 1997*
10.7        BTC Acquisition Agreement, dated February 3, 1999*
10.8        Lease Agreement by and between I/OMagic Corporation and Autry Properties.*
10.9        I/OMagic Corporation 1996 Incentive and Nonstatutory Stock Option Plan dated February 1, 1996.*
17.0        Opinion Letter From Ernst & Young
23.1        Consent of Horwitz & Beam*
24.1        Power of Attorney (see signature page)*
27.0        Financial Data Schedule

*  Previously filed

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   December 18, 1999          I/OMAGIC CORPORATION



                                    /s/ TONY SHAHBAZ
                                    -------------------------------------
                                    BY: Tony Shahbaz
                                    ITS: Chief Executive Officer, President
                                         Secretary and Chief Financial Officer

                                POWER OF ATTORNEY

         Each person whose signature appears appoints Tony Shahbaz, as his agents and attorneys-in-fact, with full power of substitution to execute for him and in his name, in any and all capacities, all amendments (including post-effective amendments) to this Registration Statement to which this power of attorney is attached.


Signature                                   Title                                           Date
---------                                   -----                                           ----

/s/Tony Shahbaz                     Chief Executive Officer, President                  December 18, 1999
--------------------------
Tony Shahbaz                        Secretary and Chief Financial Officer



/s/ Tony Andrews                    Vice President                                      December 18, 1999
--------------------------
Anthony Andrews

                              I/O MAGIC CORPORATION
                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                         DECEMBER 31, 1998 AND 1997 AND
                            FOR THE NINE MONTHS ENDED
                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

                                                          I/O MAGIC CORPORATION
                                                                       CONTENTS
                                                              DECEMBER 31, 1998
                                                              and September 30,
                                                               1999 (unaudited)

-------------------------------------------------------------------------------

                                                                 Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                F-1

FINANCIAL STATEMENTS

     Balance Sheets                                           F-2 to F-3

     Statements of Operations                                     F-4

     Statements of Stockholders' Equity                       F-5 to F-7

     Statements of Cash Flows                                 F-8 to F-10

     Notes to Financial Statements                           F-11 to F-36

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
I/O Magic Corporation


We have audited the accompanying balance sheets of I/O Magic Corporation as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I/O Magic Corporation as of December 31, 1998, and the results of its operations and its cash flows for each of the two years then ended in conformity with generally accepted accounting principles.



SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
April 28, 1999

                                                           I/O MAGIC CORPORATION
                                                                  BALANCE SHEETS
                            DECEMBER 31, 1998 AND SEPTEMBER 30, 1999 (UNAUDITED)
--------------------------------------------------------------------------------

                          ASSETS

                                                                 December 31,        September 30,
                                                                     1998                1999
                                                                 -----------          -----------
                                                                                      (unaudited)
CURRENT ASSETS
     Cash                                                        $ 1,402,904          $ 1,203,804
     Accounts receivable, net of allowance for doubtful
         accounts of $46,372 and $76,097                           3,776,413            8,016,969
     Accounts receivable from related parties                              -              767,228
     Inventory                                                       733,834            2,224,938
     Prepaid expenses and other current assets                        60,708              140,969
                                                                 -----------          -----------

              Total current assets                                 5,973,859           12,353,908

FURNITURE AND EQUIPMENT, net                                         133,231              197,577
OTHER ASSETS                                                          21,160               19,988
                                                                 -----------          -----------

                      TOTAL ASSETS                               $ 6,128,250          $12,571,473
                                                                 ===========          ===========

     The accompanying notes are an integral part of these financial statements.

                                                           I/O MAGIC CORPORATION
                                                                  BALANCE SHEETS
                            DECEMBER 31, 1998 AND SEPTEMBER 30, 1999 (UNAUDITED)
--------------------------------------------------------------------------------

                              LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                             December 31,            September 30,
                                                                                 1998                    1999
                                                                            ------------             ------------
                                                                                                      (unaudited)
CURRENT LIABILITIES
     Notes payable                                                          $    250,000                     $  -
     Accounts payable and accrued expenses                                     1,540,643                3,974,631
     Current portion of capital lease obligations                                    208                      581
     Accounts payable to related parties                                       2,984,677                1,102,036
     Note payable to related party                                               345,500                        -
     Reserves for customer returns and allowances                                223,379                  848,515
                                                                            ------------             ------------

         Total current liabilities                                             5,344,407                5,925,763

CAPITAL LEASE OBLIGATIONS, net of current portion                                  6,723                    2,281
                                                                            ------------             ------------

              Total liabilities                                                5,351,130                5,928,044
                                                                            ------------             ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Preferred stock, $0.001 par value
         10,000,000 shares authorized
         none issued and outstanding                                                   -                        -
     Class A common stock, $0.001 par value
         50,000,000 shares authorized
         14,879,546 and 32,091,151 (unaudited) shares issued
              and outstanding                                                     14,880                   32,091
     Additional paid-in capital                                                5,305,681               10,358,180
     Deferred compensation                                                       (27,900)                 (18,600)
     Treasury stock, 550,000 shares, at cost                                    (165,000)                (165,000)
     Accumulated deficit                                                      (4,350,541)              (3,563,242)
                                                                            ------------             ------------

                  Total stockholders' equity                                     777,120                6,643,429
                                                                            ------------             ------------

                      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $  6,128,250             $ 12,571,473
                                                                            ============             ============

     The accompanying notes are an integral part of these financial statements.

                                                           I/O MAGIC CORPORATION
                                                        STATEMENTS OF OPERATIONS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
--------------------------------------------------------------------------------

                                                     For the Years Ended              For the Nine Months Ended
                                                           December 31,                      September 30,
                                               ---------------------------------  ---------------------------------
                                                     1998             1997              1999            1998
                                               ---------------  ----------------  ---------------  ----------------
                                                                                    (unaudited)       (unaudited)
NET SALES                                      $    10,714,363  $      4,034,701  $    21,569,160  $      6,180,170

COST OF SALES                                        7,927,553         3,417,984       16,244,908         4,426,379
                                               ---------------  ----------------  ---------------  ----------------

GROSS PROFIT                                         2,786,810           616,717        5,324,252         1,753,791
                                               ---------------  ----------------  ---------------  ----------------

OPERATING EXPENSES
   Selling, marketing, and advertising               2,112,631           642,274        2,983,691         1,210,801
   General and administrative                        1,263,390         1,416,792        1,574,647           804,220
                                               ---------------  ----------------  ---------------  ----------------

     Total operating expenses                        3,376,021         2,059,066        4,558,338         2,015,021
                                               ---------------  ----------------  ---------------  ----------------

INCOME (LOSS) FROM OPERATIONS                         (589,211)       (1,442,349)         765,914          (261,230)
                                               ---------------  ----------------  ---------------  ----------------

OTHER INCOME (EXPENSE)
   Interest income                                      17,232             6,445            9,587            10,235
   Interest expense                                    (16,674)          (22,823)         (12,786)          (10,300)
   Income from related party                                 -                 -           21,938                 -
   Other income                                        251,435                 -            3,446           251,435
                                               ---------------  ----------------  ---------------  ----------------

     Total other income (expense)                      251,993           (16,378)          22,185           251,370
                                               ---------------  ----------------  ---------------  ----------------

INCOME (LOSS) BEFORE PROVISION
   FOR INCOME TAXES                                   (337,218)       (1,458,727)         788,099            (9,860)

PROVISION FOR INCOME TAXES                                 800               800              800               800
                                               ---------------  ----------------  ---------------  ----------------

NET INCOME (LOSS)                              $      (338,018) $     (1,459,527) $       787,299  $        (10,660)
                                               ===============  ================  ===============  ================

BASIC AND DILUTED EARNINGS (LOSS)
   PER SHARE                                   $        (0.02)  $         (0.12)  $          0.03  $              -
                                               ==============   ===============   ===============  ================

WEIGHTED-AVERAGE SHARES
   OUTSTANDING                                      14,130,105        11,923,028       29,778,974        13,940,492
                                               ===============  ================  ===============  ================

     The accompanying notes are an integral part of these financial statements.

                                                           I/O MAGIC CORPORATION
                                              STATEMENTS OF STOCKHOLDERS' EQUITY
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)
--------------------------------------------------------------------------------

                                                       Additional
                               Class A Common Stock      Paid-in    Subscriptions   Deferred    Treasury    Accumulated
                                Shares      Amount       Capital     Receivable   Compensation   Stock         Deficit      Total
                               ----------  ----------  ----------   ------------  ------------  --------    -----------     -----
BALANCE, DECEMBER 31, 1996     11,013,010  $   11,013  $3,275,936   $        -    $ (105,400)       $  -    $(2,552,996) $  628,553
COMMON STOCK ISSUED FOR
   CASH                           364,000         364     454,636            -             -           -             -      455,000
OFFERING COSTS                          -           -     (25,000)           -             -           -             -      (25,000)
COMMON STOCK ISSUED FOR
   CASH AND INVENTORY           2,000,000       2,000   1,498,000     (324,240)            -           -             -    1,175,760
COMMON STOCK ISSUED FOR
   SERVICES                        38,201          38      38,163            -             -           -             -       38,201
COMMON STOCK PURCHASED
   FROM CERTAIN OFFICERS FOR
   CASH                                 -           -           -            -             -     (19,800)            -      (19,800)
TREASURY STOCK SOLD BY THE
   COMPANY FOR FURNITURE
   AND EQUIPMENT                        -           -       6,158            -             -      19,800             -       25,958
AMORTIZATION  AND ADJUSTMENT
   OF DEFERRED COMPENSATION             -           -     (62,000)           -        65,100           -             -        3,100
WARRANTS ISSUED FOR LEGAL AND
   MARKETING SERVICES                   -           -      42,465       (6,495)            -           -             -       35,970
ISSUANCE OF COMMON STOCK IN
   CONNECTION WITH THE EXERCISE
   OF WARRANTS                    338,739         339      16,796            -             -           -             -       17,135
NET LOSS                                -           -           -            -             -           -    (1,459,527)  (1,459,527)

    The accompanying notes are an integral part of these financial statements.

                                                           I/O MAGIC CORPORATION
                                  STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)
--------------------------------------------------------------------------------


                                Class A Common Stock   Additional
                               ----------------------    Paid-in    Subscriptions   Deferred    Treasury    Accumulated
                                 Shares      Amount      Capital     Receivable   Compensation   Stock         Deficit      Total
                               ----------  ----------  ----------   ------------  ------------  --------    -----------     -----
BALANCE, DECEMBER 31, 1997       13,753,950 $  13,754   $ 5,245,154  $ (330,735)   $ (40,300)    $      -  $(4,012,523)   $ 875,350
ISSUANCE OF COMMON STOCK IN
   CONNECTION WITH THE EXERCISE
   OF WARRANTS                    1,105,596     1,106        24,445           -            -            -            -       25,551
PAYMENT RECEIVED IN 1998 IN
   THE FORM OF INVENTORY                  -         -             -     324,240            -            -            -      324,240
PAYMENT RECEIVED IN 1998 IN
   THE FORM OF LEGAL SERVICES             -         -             -       6,495            -            -            -        6,495
COMMON STOCK ISSUED FOR
   SERVICES                          20,000        20         7,480           -            -            -            -        7,500
AMORTIZATION OF DEFERRED
   COMPENSATION                           -         -             -           -       12,400            -            -       12,400
COMMON STOCK PURCHASED
   FOR CASH                               -         -             -           -            -     (165,000)           -     (165,000)
WARRANTS ISSUED FOR LEGAL AND
   CONSULTING SERVICES                    -         -        28,602           -            -            -       28,602
NET LOSS                                  -         -             -           -            -            -     (338,018)    (338,018)
                                 ---------- ---------   -----------  ----------    ---------     --------  -----------    ---------
BALANCE, DECEMBER 31, 1998       14,879,546    14,880     5,305,681           -      (27,900)    (165,000)  (4,350,541)     777,120
ISSUANCE OF COMMON STOCK IN
   CONNECTION WITH THE EXERCISE
   OF WARRANTS (unaudited)          544,938       544        69,166           -            -            -            -       69,710
COMMON STOCK ISSUED FOR
   INVENTORY (unaudited)         16,666,667    16,667     4,983,333           -            -            -            -    5,000,000

   The accompanying notes are an integral part of these financial statements.

                                                           I/O MAGIC CORPORATION
                                  STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)
--------------------------------------------------------------------------------

                               Class A Common Stock   Additional
                              ----------------------    Paid-in    Subscriptions   Deferred    Treasury    Accumulated
                                Shares      Amount      Capital     Receivable   Compensation   Stock         Deficit      Total
                              ----------  ----------  ----------   ------------  ------------  --------    -----------     -----
AMORTIZATION OF DEFERRED
   COMPENSATION (unaudited)              $           $              $       $    9,300   $             $               $      9,300
NET INCOME (unaudited)                                                                                        787,299       787,299
                            ------------ ----------  -------------  ------  ----------   ------------  --------------  ------------

BALANCE, SEPTEMBER 30, 1999
   (UNAUDITED)                32,091,151 $   32,091  $  10,358,180  $    -  $  (18,600)   $ (165,000)   $  (3,563,242) $  6,643,429
                            ============ ==========  =============  ======  ==========    ===========  =============== ============

   The accompanying notes are an integral part of these financial statements.

                                                           I/O MAGIC CORPORATION
                                                        STATEMENTS OF CASH FLOWS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
--------------------------------------------------------------------------------

                                                     For the Years Ended          For the Nine Months Ended
                                                           December 31,                  September 30,
                                               ----------------------------   ----------------------------
                                                    1998           1997           1999            1998
                                               -------------  -------------   -------------  -------------
                                                                               (unaudited)    (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                           $   (338,018)  $ (1,459,527)   $   787,299    $   (10,660)
     Adjustments to reconcile net
     income (loss) to net cash provided
     by operating activities
       Depreciation and amortization                 38,721         28,670         36,026         28,125
       Amortization of deferred
         compensation                                12,400         12,400          9,300          9,300
       Adjustment of deferred
         compensation                                     -         (9,300)             -              -
       Provision for allowance for
         doubtful accounts                         (192,238)       133,670         29,725       (172,302)
       Provision for inventory
         obsolence                                   85,644         49,000              -              -
       Compensation in connection
         with stock options and warrants
         granted                                     28,602         38,201              -              -
       Note payable to related party                      -              -       (345,500)             -
       Issuance of common stock for
         services                                     7,500         35,970              -              -
   (Increase) decrease in
     Accounts receivable                         (2,992,319)      (377,616)    (4,270,281)    (1,014,192)
     Accounts receivable from
       related parties                                    -              -       (767,228)       (49,374)
     Inventory                                      108,089      1,234,718      3,508,896        462,279
     Prepaid expenses and other
       current assets                               (31,115)       (12,059)       (80,261)       (50,048)
     Other assets                                         -         (8,304)         1,172              -
   Increase (decrease) in
     Accounts payable and accrued
       expenses                                   1,097,481        199,299      2,433,988        985,781
     Accounts payable to related
       parties                                    2,984,677              -     (1,882,641)       661,765
     Reserves for customer returns and
       allowances                                    20,347        203,032        625,136       (123,657)
                                               ------------  -------------  -------------  -------------

Net cash provided by operating
activities                                          829,771         68,154         85,631        727,017
                                               ------------  -------------  -------------  -------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of furniture and equipment              (51,945)       (46,079)      (100,372)       (33,252)
                                               ------------  -------------  -------------  -------------

Net cash used in investing activities               (51,945)       (46,079)      (100,372)       (33,252)
                                               ------------  -------------  -------------  -------------

     The accompanying notes are an integral part of these financial statements.

                                                           I/O MAGIC CORPORATION
                                            STATEMENTS OF CASH FLOWS (CONTINUED)
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
--------------------------------------------------------------------------------

                                                     For the Years Ended              For the Nine Months Ended
                                                         December 31,                       September 30,
                                               ---------------------------------  ---------------------------------
                                                     1998             1997              1999            1998
                                               ---------------  ----------------  ---------------  ----------------
                                                                                   (unaudited)      (unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
   Payments on bridge loans                    $             -  $       (177,500) $                $
   Payments on capital lease
     obligations                                        (5,960)           (2,307)          (4,069)           (5,351)
   Advances due to related parties                    (192,982)         (763,391)                          (192,982)
   Proceeds from issuance of notes
     payable                                           250,000                 -                            250,000
   Payments on notes payable                                 -                 -         (250,000)
   Proceeds from issuance of common
     stock                                                   -           705,000
   Offering costs on issuance of
     common stock                                            -           (25,000)
   Purchase of treasury stock                         (165,000)          (19,800)               -          (165,000)
   Proceeds from exercise of warrants                   25,551            17,135           69,710            15,751
                                               ---------------  ----------------  ---------------  ----------------

Net cash used in financing activities                  (88,391)         (265,863)        (184,359)          (97,582)
                                               ---------------  ----------------  ---------------  ----------------

Net increase (decrease) in cash                        689,435          (243,788)        (199,100)          596,183

CASH, BEGINNING OF PERIOD                              713,469           957,257        1,402,904           713,469
                                               ---------------  ----------------  ---------------  ----------------

CASH, END OF PERIOD                            $     1,402,904  $        713,469  $     1,203,804  $      1,309,652
                                               ===============  ================  ===============  ================


SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION

   INTEREST PAID                               $         2,299  $         22,823  $        12,786  $         10,300
                                               ===============  ================  ===============  ================

   INCOME TAXES PAID                           $           800  $            800  $           800  $            800
                                               ===============  ================  ===============  ================


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
During the year ended December 31, 1998, the Company entered into the following non-cash transactions:

- Received $324,240 in inventory subscribed during the year ended December 31, 1997.
- Received $6,495 in legal services subscribed during the year ended
  December 31, 1997.

    The accompanying notes are an integral part of these financial statements.

                                                           I/O MAGIC CORPORATION
                                            STATEMENTS OF CASH FLOWS (CONTINUED)
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
--------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES (CONTINUED) During the year ended December 31, 1997, the Company entered into the following non-cash transactions:

- Issued 9,000 shares of common stock for software valued at $25,958.

- Issued 2,000,000 shares of common stock for a $324,240 subscription receivable, $925,760 in inventory, and $250,000 in cash.

- Issued common stock for a subscription receivable valued at $6,495 for legal services to be provided.

- Purchased certain furniture and equipment under a capital lease obligation totaling $15,198.

During the nine months ended September 30, 1999, the Company entered into the following non-cash transactions:

- Received $5,000,000 (unaudited) in inventory for 16,666,667 (unaudited) shares of common stock.

- Reflected the reduction of a related party note payable as a reduction to cost of sales of $345,500 (see Note 9).

During the nine months ended September 30, 1998, the Company entered into the following non-cash transactions:

- Received $330,735 (unaudited) in inventory subscribed during the nine months ended September 30, 1998.

   The accompanying notes are an integral part of these financial statements.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND BUSINESS

         I/O Magic Corporation (the "Company"), a Nevada corporation, develops, manufactures through subcontractors, markets, and distributes multimedia and communication card devices for portable and desktop computers. The Company sells its products in the United States to distributors and retail customers.

         In March 1996, I/O Magic Corporation, a California corporation ("I/O Magic California"), originally incorporated on September 30, 1993 entered into a Plan of Exchange and Acquisition Agreement (the "Acquisition Agreement") with Silvercrest International, Inc. ("Silvercrest"), a Nevada corporation. Pursuant to the Acquisition Agreement, Silvercrest acquired all of the outstanding stock of I/O Magic California totaling 6,570,583 shares in exchange for an aggregate 6,570,583 shares of newly-issued common stock. In connection with the Acquisition Agreement, the Company issued 624,704 shares of common stock. For accounting purposes, the acquisition has been treated as a recapitalization of I/O Magic California, with I/O Magic California as the accounting acquirer (reverse acquisition). The reverse acquisition was recorded at the historical cost of I/O Magic California. Prior to the execution of the Acquisition Agreement, Silvercrest was a public company listed on NASDAQ's over-the-counter market with dormant operations and no assets or liabilities. Silvercrest subsequently changed its name to I/O Magic Corporation, a Nevada corporation.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include, but are not limited to, the provisions for allowance of doubtful accounts and price protection on accounts receivable, the net realizability of inventory, the evaluation of potential impairment of furniture and equipment, and the provision for sales returns and warranties. Actual results could materially differ from those estimates.

         FAIR VALUE OF FINANCIAL INSTRUMENTS
         The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash, accounts receivable, and accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for capital lease obligations also approximate fair value because interest rates offered to the Company for capital lease obligations of similar maturities are substantially the same.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INVENTORY
         Inventory is stated at the lower of cost, using the weighted-average method, which approximates the first-in, first-out method or market.

         FURNITURE AND EQUIPMENT
         Furniture and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives as follows:

                  Computer equipment and software                              5 years
                  Warehouse equipment                                          7 years
                  Office furniture and equipment                          5 to 7 years
                  Equipment under capital lease                                5 years
                  Leasehold improvements           Estimated useful life or lease term
                                                                  whichever is shorter

         Maintenance and minor replacements are charged to expense as incurred.

         ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS
         The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Management determined that there was no impairment of long-lived assets for all periods presented.

         STOCK BASED COMPENSATION
         SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current implicit value accounting method specified in Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation issued to employees. The Company has elected to use the implicit value based method and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation. For stock-based compensation issued to non-employees, the Company uses the fair value method of accounting under the provisions of SFAS No. 123.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         REVENUE RECOGNITION
         For transactions satisfying the conditions for revenue recognition under SFAS No. 48, "Revenue Recognition when Right of Return Exists," product revenue is recorded at the time of shipment, net of estimated allowances and returns. For transactions not satisfying the conditions for revenue recognition under SFAS No. 48, product revenue is deferred until the conditions are met, net of an estimate for cost of sales. As of December 31, 1998 and September 30, 1999, the Company had reserves for sales returns totaling $69,146 and $100,002 (unaudited), respectively.

         EARNINGS (LOSS) PER SHARE
         The Company calculates earnings (loss) per share in accordance with SFAS No. 128, "Earnings Per Share." SFAS No. 128 replaced the presentation of primary and fully diluted earnings (loss) per share with the presentation of basic and diluted earnings (loss) per share. Basic earnings (loss) per share excludes dilution and is calculated by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share includes the potential dilutive effects that could occur if securities or other contracts to issue common stock were exercised or converted into common stock ("potential common stock") that would then share in the earnings (loss) of the Company.

         As of September 30, 1999, the Company had potential common stock as follows:

                  Weighted-average common shares outstanding during the
                      period (unaudited)                                                                 29,778,974

                  Incremental shares assumed to be outstanding since the
                      beginning of the period related to stock options and warrants
                      outstanding (unaudited)                                                               328,259
                                                                                                         ----------
                           FULLY DILUTED WEIGHTED-AVERAGE COMMON SHARES AND
                                POTENTIAL COMMON STOCK
                               (UNAUDITED)                                                               30,107,233
                                                                                                         ----------
                                                                                                         ----------

         As of December 31, 1998 and 1997 and September 30, 1998, the Company had potential common stock including options and warrants. The effects of such potential common stock were not included in diluted earnings per share as their effects would have been anti-dilutive.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INCOME TAXES
         The Company accounts for its income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period, if any, and the change during the period in deferred tax assets and liabilities.

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
         In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement is not applicable to the Company.

         In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," is effective for financial statements with fiscal years beginning after December 15, 1997. This statement establishes standards for the way that public entities report selected information about operating segments, products and services, geographic areas, and major customers in interim and annual financial reports. During the years ended December 31, 1998 and 1997 and the six months ended June 30, 1999 and 1998, the Company operated in one segment.

         In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement is not applicable to the Company.

         In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is not applicable to the Company.

         In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This statement is not applicable to the Company.

         In February 1999, the FASB issued SFAS No. 135, "Recession of FASB Statement No. 75 and Technical Corrections." This statement is not applicable to the Company.

         In June 1999, the FASB issued SFAS No. 136, "Transfers of Assets to a Not-for-Profit Organization or Charitable Trust that Raises or Holds Contributions for Others." This statement is not applicable to the Company.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)
         In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferred of the Effective Date of FASB Statement No. 133." This statement is not applicable to the Company.

         RECLASSIFICATIONS
         Certain amounts have been reclassified in the 1998 and 1997 balances to conform to the 1999 presentation.

NOTE 3 - RISKS AND UNCERTAINTIES

         TECHNOLOGICAL OBSOLESCENCE
         The computer industry is characterized by rapid technological advancement and change. Should demand for the Company's products prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amounts reflected in the accompanying balance sheet.

         RELIANCE ON INDEPENDENT AND RELATED PARTY MANUFACTURERS/SUBCONTRACTORS The Company does not maintain its own manufacturing or production facilities and does not intend to do so in the foreseeable future. The Company anticipates that its products will be manufactured and its raw materials and components will be supplied by independent companies, some of which are stockholders of the Company. Many of these independent companies may manufacture and supply products for the Company's existing and potential competitors. As is customary in the manufacturing industry, the Company does not have any material ongoing licensing or other supply agreement with its manufacturers and suppliers. Typically, the purchase order is the Company's "agreement" with the manufacturer. Therefore, any of these companies could terminate its relationship with the Company at any time. In the event the Company were to have difficulties with its present manufacturers and suppliers, the Company could experience delays in supplying products to its customers.

         RELIANCE ON ORIGINAL EQUIPMENT MANUFACTURING ("OEM") CUSTOMERS AND RETAIL DISTRIBUTORS
         The Company's success will depend to a significant extent upon the ability to develop and maintain a multi-channel distribution system with OEM customers and retail distributors to sell the Company's products in the marketplace. There can be no assurance that the Company will be successful in obtaining and retaining the OEM customers and retail distributors it requires to continue to grow and expand its marketing and sales efforts.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 3 - RISKS AND UNCERTAINTIES (CONTINUED)

         LISTING AND MAINTENANCE CRITERIA FOR NASDAQ SECURITIES
         The Company intends to apply for listing of its common stock on NASDAQ for the Small-Cap Market. The initial listing standards for the NASDAQ Small-Cap Market require that the Company have total assets of at least $4,000,000, total stockholders' equity of at least $2,000,000, a public float of at least 100,000 shares with a market value of at least $1,000,000, at least 300 stockholders, a minimum bid price for its common stock of $3 per share, and at least two market makers. To maintain its listing on the NASDAQ Small-Cap Market, the Company must continue to be registered under Section 12(g) of the Securities and Exchange Act of 1934 and have total assets of at least $2,000,000, total stockholders' equity of at least $1,000,000, a public float of at least 100,000 shares with a market value of at least $200,000, at least 300 stockholders, a minimum bid price for its common stock of $1 per share, and at least two market makers. There is no assurance that the Company will be able to obtain or maintain the standards for NASDAQ Small-Cap Market listing.

NOTE 4 - CONCENTRATIONS OF RISK

         CASH
         As of December 31, 1998 and September 30, 1999, the Company maintained cash balances with a national bank totaling $1,398,596 and $1,317,810 (unaudited), respectively, in excess of federally insured amounts of $100,000.

         CUSTOMERS
         During the year ended December 31, 1998, the Company had sales to three major customers that represented approximately 32%, 26%, and 17% of net sales. As of December 31, 1998, the Company had three customers that accounted for 47%, 25% and 15% of accounts receivable.

         During the year ended December 31, 1997, the Company had sales to two major customers that each represented approximately 27% of net sales.

         During the nine months ended September 30, 1999, the Company had sales to three major customers that represented approximately 36% (unaudited), 31% (unaudited), and 16% (unaudited) of net sales. As of September 30, 1999, the Company had three customers that accounted for 29% (unaudited), 27% (unaudited) and 17% (unaudited) of accounts receivable.

         During the nine months ended September 30, 1998, the Company had sales to two major customers that represented approximately 38% (unaudited) and 20% (unaudited) of net sales.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 4 - CONCENTRATIONS OF RISK (CONTINUED)

         SUPPLIERS
         During the year ended December 31, 1998, the Company purchased inventory from three related party vendors that represented approximately 42%, 27%, and 11% of purchases. As of December 31, 1998, no one supplier represented 10% or more of accounts payable.

         During the year ended December 31, 1997, the Company purchased inventory from one related party vendor that represented approximately 33% of purchases.

         During the nine months ended September 30, 1999, the Company purchased inventory from three related-party vendors that represented approximately 38% (unaudited), 15% (unaudited) and 13% (unaudited) of purchases. As of September 30, 1999, two suppliers represented 33% (unaudited) and 30% (unaudited) of accounts payable.

         During the nine months ended September 30, 1998, the Company purchased inventory from one related-party vendor that represented approximately 30% (unaudited) of purchases.


NOTE 5 - INVENTORY

         Inventory consisted of the following:

                                                  December 31,      September 30,
                                                     1998              1999
                                               ---------------  ------------------
                                                                     (unaudited)
                  Raw materials                $       440,887  $          856,557
                  Finished goods                       292,947           1,368,381
                                               ---------------  ------------------

                      TOTAL                    $       733,834  $        2,224,938
                                               ===============  ==================

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 6 - FURNITURE AND EQUIPMENT

         Furniture and equipment consisted of the following:

                                                                                   December 31,      September 30,
                                                                                       1998              1999
                                                                                ---------------  ------------------
                                                                                                      (unaudited)
                  Computer equipment and software                               $       120,082  $          170,311
                  Warehouse equipment                                                    20,893              43,009
                  Office furniture and equipment                                         66,655              79,731
                  Equipment under capital lease                                          15,198              15,198
                  Leasehold improvements                                                 16,679              31,628
                                                                                ---------------  ------------------

                                                                                        239,507             339,877
                  Less accumulated depreciation and amortization                        106,276             142,300
                                                                                ---------------  ------------------

                           TOTAL                                                $       133,231  $          197,577
                                                                                ===============  ==================

         Depreciation and amortization expense for the years ended December 31, 1998 and 1997 and the nine months ended September 30, 1999 and 1998 was $38,721, $28,160, $36,026 (unaudited), and $28,125 (unaudited), respectively.


NOTE 7 - NOTES PAYABLE

         In May 1998, the Company engaged an agent to assist in a private placement (the "1998 Private Placement") to sell up to $250,000 of units, as amended. Each unit consists of a $10,000 note (the "Note") bearing interest at 10% per annum, repayable in full 90 days after the declaration of effectiveness of a Registration Statement, as defined, or 12 months from the date of issue, whichever comes first, and one warrant, which shall expire thirty days after the declaration of effectiveness of a Registration Statement of the Company registering the shares underlying the warrants or twelve months from the date of issue, whichever comes first. The warrants entitled the holder to purchase that certain number of shares which was equal to one third of the note amount divided by the price per share of common stock registered in the Registration Statement, all at the aggregate exercise price of $1.00. The warrants were deemed by management to be contingent consideration based on the requirement of an effective Registration Statement. As no Registration Statement was effected, none of these warrants were exercisable at any time prior to their expiration in May and June 1999. Under the provisions of APB 12, management determined the relative fair value of the warrants to be nominal due to the contingent nature of the warrants. Accordingly, none of the proceeds were allocated to these warrants which expired in May and June 1999. The Company sold 25 units for proceeds of $250,000. As of December 31, 1998, accrued interest totaled $14,375, and is included in accounts payable and accrued expenses on the accompanying balance sheets. As of September 30, 1999, all principal and interest had been paid (unaudited).

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 7 - NOTES PAYABLE (CONTINUED)

         No expense was recorded for these warrants as such were issued with an exercise price greater than fair market value (see Note 12). In addition, the Company paid $25,000 to the agent for services provided. Such is included in prepaid expenses and other current assets on the accompanying balance sheet and is being amortized over the term of the Notes.


NOTE 8 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

         Accounts payable and accrued liabilities consisted of the following:

                                                                                December 31,        September 30,
                                                                                      1998               1999
                                                                                ---------------  ------------------
                                                                                                     (unaudited)
                  Accounts payable                                              $       278,337  $        1,494,027
                  Accrued rebates and marketing                                         868,113           2,183,241
                  Accrued compensation and related benefits                             142,906              28,395
                  Other                                                                 251,287             268,968
                                                                                ---------------  ------------------

                      TOTAL                                                     $     1,540,643  $        3,974,631
                                                                                ===============  ==================

NOTE 9 - CREDIT LINES FROM RELATED PARTIES

         The Company has available a $2,000,000 credit line from a stockholder and supplier for inventory purchases. Borrowings are non-interest bearing and are due 60 days from the date of borrowing. Borrowings are subordinated to bank financings. The credit agreement can be mutually terminated at any time. As of December 31, 1998, no borrowings were outstanding under this agreement. During the nine months ended September 30, 1999 (unaudited), such agreement was mutually terminated.

         In connection with a 1997 Strategic Alliance Agreement (the "1997 Strategic Alliance Agreement") (see Notes 11 and 12), the Company also has available a second line of credit through another stockholder and supplier for borrowings up to $2,000,000. Borrowings are non-interest bearing and are due 75 days from the date of borrowing. The credit agreement can be mutually terminated at any time. As of December 31, 1998 and September 30, 1999 (unaudited), there were no outstanding borrowings under this arrangement.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 9 - CREDIT LINES FROM RELATED PARTIES (CONTINUED)

         In connection with an April 1999 subscription agreement, the Company also has available an additional line of credit through a stockholder and vendor that provides a trade credit facility of up to $5,000,000 carrying net 75 day terms, as defined (see Note 12). As of September 30, 1999, there were no outstanding borrowings under this arrangement.

NOTE 10 - NOTE PAYABLE TO RELATED PARTY

         As of December 31, 1998, the note payable to related party represents a convertible promissory note to a stockholder for inventory purchases. The note bore interest at 8% and matured March 1, 1997. Accrued interest related to this note totaling $48,888 is included in accounts payable and accrued expenses on the accompanying balance sheet as of December 31, 1998. As of December 31, 1998, the Company was in default under the agreement and disputes any obligation as no consideration was received. The Company ceased accruing interest as of August 1997. In March 1999, the statute of limitations for collection on this note expired.

         During the nine months ended September 30, 1999, the Company has reflected as a reduction to cost of sales $354,388 (unaudited) of the total debt and related interest. Management does not believe any litigation will arise and has had no contact with such related party.

         Pursuant to the terms of the note payable, in the event the Company or its assets are sold or the Company commences an offering of common stock, as defined, the note holder had the right to convert the outstanding balance, including all accrued interest thereon, into shares of the Company's common stock. The conversion factor was defined as either the price per share in the event of sale or the initial public offering price, as defined, divided by 1.5.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

         LEASES
         The Company leases its facilities and certain equipment under non-cancelable, operating lease agreements, expiring through May 2003. The Company also leases certain manufacturing equipment under a capital lease obligation expiring January 2001.

         Future aggregate minimum annual lease payments under capital and operating lease arrangements are as follows as of December 31, 1998:

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

            Year Ending                                       Capital        Operating
            December 31,                                       Leases          Leases
            ------------                                      --------       ---------
                1999                                          $  5,247        $126,728
                2000                                             5,247         171,456
                2001                                               437         171,456
                2002                                                 -         171,456
                2003                                                 -          71,440
                                                              --------        --------

                                                                10,931        $712,536
                                                                              ========
               Less amount representing interest                 4,000
                                                              --------
               Present value of minimum lease payments           6,931

               Less current portion                                208
                                                              --------
                        TOTAL                                 $  6,723
                                                              ========

         Interest expense was insignificant for the years ended December 31, 1998 and 1997 and for the nine months ended September 30, 1999 (unaudited) and 1998 (unaudited).

         Rent expense was $68,480, $64,069, $83,172 (unaudited), and $51,320
         (unaudited) for the years ended December 31, 1998 and 1997 and the nine months ended September 30, 1999 and 1998, respectively, and is included in general and administrative expenses in the accompanying statements of operations.


         SERVICE AGREEMENTS
         Periodically, the Company enters into various agreements for services including, but not limited to, public relations, financial consulting, and manufacturing consulting. The agreements generally are ongoing until such time they are terminated, as defined. Compensation for services is paid either on a fixed monthly rate or based on a percentage, as specified. As of December 31, 1998, the Company was party to one such agreement. During the year ended December 31, 1998, the Company incurred $140,498 in connection with such arrangements. Amounts incurred during the year ended December 31, 1997 were insignificant. During the nine months ended September 30, 1999 and 1998, the Company incurred $159,598 (unaudited) and $88,911 (unaudited), respectively, in connection with such agreements.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

         EMPLOYMENT CONTRACT
         The Company has entered into an employment contract with one of its officers which expires upon written termination. The agreement calls for a minimum base salary and provides for certain expense allowances. In addition, the agreement provides for a bonus based on the "net profits" of the Company, as defined. The bonus amount ranges from $20,000 to $70,000 for net profits up to $500,000. For net profits in excess of $500,000, the bonus is 7% of such excess. No bonus amounts were paid during the years ended December 31, 1998 and 1997 or during the nine months ended September 30, 1999 (unaudited) and 1998 (unaudited) under the terms of this agreement.

         RETAIL AGREEMENTS
         In connection with certain retail agreements, the Company has agreed to pay for certain marketing development and advertising on an ongoing basis. Marketing development and advertising costs are generally agreed upon at the time of the event. The Company also records a liability for co-op marketing based on management's evaluation of historical experience and current industry and Company trends. During the years ended December 31, 1998 and 1997 and the nine months ended September 30, 1999 and 1998, the Company incurred $369,679, $287,398, $738,918
         (unaudited), and $290,152 (unaudited), respectively, related to these agreements. Such is included in selling, marketing, and advertising in the accompanying statements of operations.

         RELATED PARTY LICENSE AND DISTRIBUTION AGREEMENT
         In connection with the 1997 Strategic Alliance Agreement (see Notes 9 and 12), the Company entered into a definitive license agreement with a stockholder and lender, whereby the Company will license all of its current and future products for nonexclusive distribution into all countries other than the United States and Canada and to mutually agreed-upon OEM's for royalties, as defined. During the years ended December 31, 1998 and 1997 and during the nine months ended September 30, 1999 (unaudited), the Company earned no royalties under the terms of this agreement.

         In addition, the Company had two-year exclusive rights through retail channels and select OEMs, as defined, in the North American market to sell products purchased from such stockholder and supplier. This agreement expired May 1998 and was renewable by written agreement. The agreement was not renewed.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL TRANSACTIONS

         1996 PRIVATE PLACEMENT OF COMMON STOCK
         In connection with a March 1996 private placement of units consisting of common stock and warrants whereby the minimum investment was 16,667 units at $1.50 per unit, or $25,000, the Company issued 568,002 shares of common stock for cash at $1.45 per share and 577,335 warrants for cash at $0.05 per warrant. The Unit price was allocated between common stock and warrants based on management's determination of relative fair market value. The Company raised $853,500 in connection with this offering. Concurrent with this offering, the Company converted $627,500 of notes payable into 598,328 shares of common stock at $1 per share and 598,328 warrants at $0.05 per warrant. These warrants allow the holder to purchase common stock at $2.50 per share, exercisable for a period of three years from the date of issuance. The Company is obligated to register the common stock issuable upon exercise of these warrants in any subsequent Registration Statement filed with the Securities and Exchange Commission ("Piggyback Registration Rights"). These units also carry demand registration rights, as defined. Through December 31, 1998, none of these warrants have been exercised. During the nine months ended September 30, 1999 (unaudited), none of these warrants were exercised and such warrants expired.

         As consideration for placement agent services rendered in connection with the March 1996 private placement, the Company issued to the placement agents the following warrants: 58,000 warrants to purchase common stock at an exercise price of $0.70 per share, 131,850 warrants to purchase common stock at an exercise price of $0.01 per share, and 151,850 warrants to purchase common stock at an exercise price of $1.65 per share. The term of these warrants is three years from the date of issuance, and these warrants carry Piggyback Registration Rights. Through December 31, 1998, none of these warrants have been exercised. During the nine months ended September 30, 1999 (unaudited), none of these warrants were exercised and such warrants expired.

         On December 16, 1996, the Company entered into a private Stock Purchase Agreement with an officer whereby the Company sold 250,000 units at $1.00 per unit, or $250,000. Each unit consisted of one share of common stock and one warrant to purchase Company stock exercisable at a price of $1.00 per share for a term of two years. The fair market value of the common stock and the warrants was deemed by management to be $1.45 and $0.05, respectively, based on relative fair market value. Accordingly, the Company recorded $125,000 of compensation expense related to this transaction. The warrants were not exercised and have expired.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL TRANSACTIONS (CONTINUED)

         1997 PRIVATE PLACEMENT OF COMMON STOCK
         In February 1997, the Company commenced an offering of up to 600,000 units, consisting of one share of restricted common stock for cash at $1.24 per share and one warrant for cash of $0.01 per warrant for a total price of $1.25 per unit ("Unit"), as amended. The Unit price was allocated between common stock and warrants based on management's determination of relative fair market value. The warrants are exercisable in whole or in part at any time during the three years from date of issuance at an exercise price of $4.50 and are callable by the Company, as defined. The Units carry registration rights, as defined, as the common stock and the common stock underlying the warrants have not been registered under the Securities Act of 1933. The offering closed in September 1997, at which time the Company had sold 364,000 Units for total proceeds of $455,000. Offering costs related to this private placement totaled approximately $25,000. Through December 31, 1998, none of these warrants have been exercised. During the nine months ended, September 30, 1999 (unaudited), none of these warrants have been exercised.

         As consideration for placement services rendered in connection with the February 1997 private placement, the Company issued to a placement agent 13,200 warrants carrying the same terms as the warrants discussed in the preceding paragraph. During the nine months ended, September 30, 1999 (unaudited), none of these warrants have been exercised.

         COMMON STOCK ISSUED FOR CASH
         Through December 31, 1996, the Company issued an aggregate 6,809,998 of shares of common stock for cash totaling $1,186,384, or ranging from $0.01 to $1.00 per share, net of costs of $55,216. Such issuances are net of a 1995 buyback and retirement of 15,783,392 shares of common stock at $0.03 per share, or $459,000 in aggregate.

         COMMON STOCK ISSUED FOR SERVICES
         Through December 31, 1996, the Company issued 16,666 restricted shares of common stock for consulting services valued at $166, or $0.01 per share. No compensation expense was charged to operations as the value of the shares and the services was insignificant. In addition, expense was not deemed appropriate by management as the value of the Company was nominal prior to the effective date of the Acquisition Agreement, the consummation of which was not assured.

         In February and June 1997, the Company issued an aggregate 38,201 restricted shares of common stock for services to a consultant valued at $38,201, or $1 per share. The fair value of the services received was determined by management to be the value of such services had the Company paid cash.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL TRANSACTIONS (CONTINUED)

         COMMON STOCK ISSUED FOR SERVICES (Continued)
         During the year ended December 31, 1998, the Company issued 20,000 restricted shares of common stock to an officer in exchange for 20,000 freely tradable shares. The freely tradable shares were issued to a consultant for public relations services valued at the fair market value of the services received totaling $7,500, or $0.375 per share. The fair market value of the services received was determined by management to be the value of such services had the Company paid cash. Management of the Company determined the value of the freely tradable shares compared to the value of the restricted shares was nominal. Accordingly, no contribution or expense was recorded by the Company. The freely tradable shares issued carried a 90-day lock-up.

         COMMON STOCK ISSUED IN CONNECTION WITH THE EXERCISE OF WARRANTS
         Through December 31, 1996, the Company issued an aggregate of 1,395,312 restricted shares of common stock in connection with the exercise of warrants for cash totaling $100,566, or at a per share price ranging from $0.01 to $0.25 per share.

         During the year ended December 31, 1997, the Company issued an aggregate of 338,739 restricted shares of common stock in connection with the exercise of warrants for cash of $17,135, or at a per share price of $0.05 or $0.10 per share.

         During the year ended December 31, 1998, the Company issued an aggregate of 1,105,596 restricted shares of common stock in connection with the exercise of warrants for cash of $25,551, or at a per share price ranging from $0.05 to $0.55 per share.

         During the nine months ended September 30, 1999, the Company issued an aggregate of 544,938 (unaudited) restricted shares of common stock in connection with the exercise of warrants for cash totaling $69,710 (unaudited), or at a per share price ranging from $0.01 (unaudited) to $0.30 (unaudited) per share.

         OTHER COMMON STOCK TRANSACTIONS
         In March 1996, in connection with the Acquisition Agreement, the Company issued 624,704 shares of common stock (see Note 1).

         In December 1997, the Company purchased from three officers an aggregate 9,000 freely tradable shares of common stock for cash of $19,800, or at $2.20 per share. Such treasury shares were sold to an outside third party pursuant to an October 1997 agreement for software valued at $25,958, or at $2.88 per share.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL TRANSACTIONS (CONTINUED)

         STRATEGIC ALLIANCE AGREEMENTS
         On May 6, 1996, the Company entered into a strategic alliance agreement with an electronics manufacturer whereby for consideration of $342,000 the Company issued 1,000,000 shares of restricted Company common stock. In connection with this agreement, the electronics manufacturer agreed to establish a $1,000,000 unsecured line of credit in favor of the Company, later increased to $2,000,000. No value was assigned to the establishment of the line of credit as such line was deemed to not carry any market value. As of December 31, 1998 and June 30, 1999, there were no outstanding borrowings under this agreement.

         On September 19, 1997, the Company entered into a strategic alliance agreement with an electronics manufacturer, whereby the Company issued 2,000,000 restricted shares of common stock in exchange for $250,000 in cash and $1,250,000 of inventory (valued at transferor's cost basis) for a total value of $1,500,000, or $0.75 per share. Of the $1,250,000, $481,260 was credited toward inventory purchased prior to the agreement. The remaining $768,740 was to be applied to future inventory purchases. As of December 31, 1998, all of the inventory had been received by the Company. These shares carry registration rights, as defined. In connection with this agreement, this electronics manufacturer has established a line of credit for the Company and has certain license and distribution agreements (see Notes 9 and 11).

         Effective February 3, 1999, the Company issued 16,666,667 shares of restricted common stock to a stockholder and vendor valued at $0.30 per share for $5,000,000 of inventory, as defined (valued at transferor's cost basis). In connection with this transaction, the stockholder and vendor established a $5,000,000 line of credit (see Note 9). No value was assigned to the establishment of the line of credit as such line was deemed to not carry any market value.

         Generally, all new issuances of common stock made by the Company carry registration rights.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL TRANSACTIONS (CONTINUED)

         WARRANTS
         In connection with an October 1995 private placement of notes payable and warrants, the Company issued 805,000 A Warrants to purchase common stock for $0.05 per share exercisable for five years from the date of issuance, and 805,000 B Warrants to purchase common stock for $0.95 per share exercisable for five years from the date of issuance. For every 30 days the B Warrants were outstanding, commencing six months from the date of issuance, the B Warrant holders were entitled to a $0.04 discount on the exercise price per month to a minimum exercise price of $0.50 per share. Interest expense ascribed to the warrants was deemed to be insignificant and recording such was not deemed appropriate by management as the value of the Company was nominal prior to the effective date of the Acquisition Agreement, the consummation of which was not assured. During the years ended December 31, 1998 and 1997, A Warrants aggregating 25,000 and 316,132, respectively, have been exercised. Through December 31, 1996, A Warrants aggregating 63,868 have been exercised. During the year ended December 31, 1998, B Warrants aggregating 25,001 were exercised for cash of $0.55 per share, as adjusted. During the nine months ended September 30, 1999, A Warrants aggregating 144,625 (unaudited) have been exercised. These units carry Piggyback Registration Rights, as defined.

         In September 1998, the Company effected the B Warrant call. Pursuant to the terms of the private placement, the B Warrants were callable at the option of the Company, on or after the date that its common stock is registered, in the event its common stock market price equals or exceeds $2.00 per share for 30 consecutive days. The B Warrant holders had the option to either exercise their B Warrants or have their B Warrants terminated. The common stock of the Company has not been registered. The B Warrant holders who elected to exercise their warrants were given freely-tradable shares held by an officer/stockholder. The Company issued restricted shares to the officer/stockholder to replace the shares transferred in connection with the exercise of the B Warrants. Management of the Company determined the value of the freely tradable shares compared to the value of the restricted shares was nominal. Accordingly, no contribution or expense was recorded by the Company.

         In connection with an October 1995 debt private placement, for placement agent services, the Company issued 125,125 A Warrants to purchase common stock for $0.10 per share exercisable for five years from the date of issue and 125,125 B Warrants to purchase common stock for $1.10 per share exercisable for five years from the date of issue. During the year ended December 31, 1998, no A or B Warrants were exercised. During the years ended December 31, 1997 and 1996, 25,107 and 2,812 A Warrants were exercised, respectively. During the nine months ended September 30, 1999, A Warrants totaling 5,313 (unaudited) have been exercised.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL TRANSACTIONS (CONTINUED)

         WARRANTS (Continued)
         In October 1995, the Company issued to an officer 340,000 warrants to purchase restricted shares of common stock for $0.01 per share exercisable for five years from the date of grant. No compensation expense was charged to operations as the fair value of the shares and services received was nominal. Fair value was determined by management to be the amount that would have been paid had the Company paid cash for such services. In addition, expense was not deemed appropriate by management as the value of the Company was nominal prior to the effective date of the Acquisition Agreement, the consummation of which was not assured. These warrants carry Piggyback Registration Rights, as defined. During the year ended December 31, 1998, 200,000 of these warrants were exercised. During the nine months ended September 30, 1999, the remaining 140,000 (unaudited) warrants were exercised.

         During the years ended December 31, 1996 and 1995, the Company issued an aggregate 100,000 warrants to purchase restricted shares of common stock for $1.65 per share exercisable five years from date of grant to a consultant for services provided. Compensation expense related to these warrants, as determined by management to be the fair value of services received had the Company paid cash, was insignificant. Through December 31, 1998, 30,000 of these warrants have been exercised. During the nine months ended September 30, 1999 (unaudited), none of the remaining warrants were exercised. These warrants carry registration rights, as defined.

         During the year ended December 31, 1996, the Company issued to an outside consultant for services received 7,500 warrants to purchase restricted shares of common stock for a per share price of $0.75 exercisable for five years from the date of grant. The Company recorded $2,250 of consulting expense to reflect the fair value of the services received. Fair value was determined by management to be the value of such services had the Company paid cash. During the year ended December 31, 1997, such warrants expired.

         During the year ended December 31, 1996, the Company issued to an officer 190,000 warrants to purchase restricted shares of common stock for $0.01 per share exercisable for five years from the date of grant. Compensation expense was charged to operations totaling $9,500, representing the value of the bonus for additional services rendered to the Company had the Company paid cash for such services. These warrants carry Piggyback Registration Rights, as defined. During the year ended December 31, 1998, all of these warrants were exercised.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL TRANSACTIONS (CONTINUED)

         WARRANTS (Continued)
         During the year ended December 31, 1997, the Company issued to outside parties 162,465 warrants to purchase restricted shares of common stock at a per share price ranging from $1.00 to $2.24 per share exercisable up to five years from the date of grant. These warrants carry registration rights, as defined. The Company recorded $42,465 of legal and consulting expense to reflect the fair value of the services received had the Company paid cash for such services. During the year ended December 31, 1998, warrants to purchase 35,000 shares of common stock at $1.68 per share expired. Through December 31, 1998, none of these warrants have been exercised. During the nine months ended September 30, 1999, the remaining 127,465 (unaudited) warrants expired.

         During the year ended December 31, 1998, the Company issued to outside consultants 30,000 warrants to purchase restricted shares of common stock at a per share price of $0.01 or $1.00 per share exercisable up to five years from the date of grant. These warrants carry registration rights, as defined. The Company recorded $20,163 of consulting expense to reflect the fair value of the services received, of which $5,163 represents the difference between the fair market value of the underlying common shares and the exercise price of the warrants and the remaining $15,000 represents the fair value of the services received had the Company paid cash for such services. During the year ended December 31, 1998, warrants to purchase 15,000 shares of common stock at $0.01 were exercised. During the nine months ended September 30, 1999, warrants to purchase 5,000 (unaudited) shares of common stock were exercised.

         In February 1999, the Company issued options to purchase 200,000 (unaudited) shares of restricted common stock to the Company's law firm. The options are exercisable at $0.30 (unaudited fair market value) per share for one year. Management of the Company determined that no additional amounts would have been paid to such law firm for services, as invoiced services are paid in cash. Accordingly, no legal expense was recorded by the Company. During the nine months ended September 30, 1999, such options were exercised.

         STOCK OPTION PLANS
         The Company has incentive stock option and non-qualified stock option plans (the "Plans") for directors, officers, key employees, and consultants. The Plans provide for the granting of options for common shares at exercise prices equal to or exceeding the fair market value at the date of grant, as determined by the Board of Directors. Options generally become exercisable over a period of up to five years from the date of grant and no less than 20% shall become exercisable annually, as determined by the Board of Directors.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL TRANSACTIONS (CONTINUED)

         STOCK OPTION PLANS (Continued)
         None of the options granted are exercisable prior to one year from the date of grant, unless specified by the Board of Directors. In no event are options to be exercisable after 10 years from the date of grant. The Board of Directors has authorized a total of 3,751,976 shares to be available for grant under the Company's stock option Plans.

         Options granted under the Plans may be either "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code, or "non-qualified stock options," as determined by the Committee at the time of grant. No incentive stock option may be granted to any person who owns stock possessing more than 10% of the combined voting power of all classes of the Company's stock or of its parent ("10% Stockholders") unless the exercise price is at least equal to 110% of fair market value on the date of grant. Options may be granted under the Plans for terms of up to 10 years, except for incentive stock options granted to 10% Stockholders, which are limited to five-year terms.

         The exercise price in the case of incentive stock options granted under the Plans must be at least equal to the fair market value of the common stock as of the date of grant. No incentive stock options may be granted to an optionee under the Plans if the aggregate fair market value (determined on the date of grant) of the stock with respect to which incentive stock options are exercisable by such optionee in any calendar year under all such plans of the Company and its affiliates exceeds $100,000.

         In February 1996, the Company issued options to an officer to purchase 650,000 restricted shares of common stock at $0.01 per share exercisable five years from the date of grant. Compensation expense was charged to operations totaling $6,500, representing the fair value of a bonus for additional services rendered to the Company. These options vested on the date of grant. Additional compensation expense was not deemed appropriate by management as the value of the Company was nominal prior to the effective date of the Acquisition Agreement, the consummation of which was not assured.

         In April 1996, the Company issued options to purchase restricted shares of common stock at $0.01 per share to two employees below market, resulting in the Company recording deferred compensation of $124,000, which was being amortized over five years, the vesting period of the options. During the year ended December 31, 1997, one of the employees left the Company and forfeited his options. Accordingly, the Company reversed the deferred compensation relating to this employee.

         The balance of deferred compensation as of December 31, 1998 and 1997 and as of September 30, 1999 and 1998 totaled $27,900 and $40,300, respectively, and $18,600 (unaudited) and $31,000 (unaudited), respectively.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL TRANSACTIONS (CONTINUED)

         STOCK OPTION PLANS (Continued) During the years ended December 31, 1998 and 1997, the Board of Directors granted options to purchase 350,000 and 300,000, respectively, shares of common stock to an officer and to an employee at exercise prices ranging from $1.13 to $1.82. The options vested immediately and expire over two to five years.

         The following summarizes options and warrants granted and outstanding through September 30, 1999:


                                                       Number of Shares                                  Weighted-
                                               ---------------------------------                          Average
                                                                         Non-                             Exercise
                                                     Employee          Employee         Total               Price
                                               ---------------  ----------------  ---------------        ----------
                  Balance, December 31,
                    1996                               750,000         4,181,633        4,931,633         $    0.99
                      Granted                          350,000           526,465          876,465         $    2.74
                      Exercised                              -          (341,239)        (341,239)        $    0.05
                      Expired, cancelled               (50,000)           (7,500)         (57,500)        $    0.11
                                               ---------------  ----------------  ---------------

                  Balance, December 31,
                    1997                             1,050,000         4,359,359        5,409,359         $    1.31
                      Granted                          300,000            30,000          330,000         $    1.07
                      Exercised                       (650,000)         (455,001)      (1,105,001)        $    0.03
                      Expired, called                        -        (1,190,124)      (1,190,124)        $    1.11
                                               ---------------  ----------------  ---------------

                  Balance, December 31,
                    1998                               700,000         2,744,234        3,444,234         $    1.80
                      Granted (unaudited)                    -           200,000          200,000         $    0.30
                      Exercised (unaudited)            (50,000)         (494,938)        (544,938)        $    0.34
                      Expired, cancelled
                         (unaudited)                   (50,000)       (1,644,828)      (1,694,828)        $    2.08
                                               ---------------  -----------------      -----------
                  BALANCE, SEPTEMBER 30,
                    1999 (UNAUDITED)                   600,000           804,468        1,404,468         $    1.94
                                               ===============  ================  ===============

         The following table sets forth the exercise prices, the number of warrants and stock options exercisable and outstanding and the remaining contractual lives of such warrants and stock options as of December 31, 1998:

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL TRANSACTIONS (CONTINUED)

         STOCK OPTION PLANS (Continued)

                                                                  Weighted-
                                       Number of                   Average
              Range of                Options and                 Remaining
          Exercise Prices               Warrants              Contractual Life
         --------------------    ------------------           ----------------
         $       0.01 to 0.50               869,056               1.5 years
         $       0.51 to 1.00               105,465               1.2 years
         $       1.13 to 1.25               360,000               3.4 years
         $       1.65 to 1.82               521,850               0.6 years
         $       2.24 to 2.50             1,210,663               0.2 years
         $               4.50               377,200               1.1 years
                                 ------------------
                                          3,444,234
                                 ==================

         Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 1998 and 1997: risk free interest rate of 5.25%; dividend yield of 0%; expected life of five years; and expected volatility of 92%.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. Adjustments are made for options forfeited prior to vesting. The effect on compensation expense, net income (loss) and net income (loss) per common share had compensation costs for the Company's stock option plans been determined based on a fair value at the date of grant consistent with the provisions of SFAS No. 123 for the years ended December 31, 1998 and 1997 are as follows:

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL TRANSACTIONS (CONTINUED)

         STOCK OPTION PLANS (Continued)

                                                                                      1998                1997
                                                                                ---------------    ----------------
                  Net loss
                      As reported                                               $      (338,018)   $     (1,459,527)
                      Pro forma                                                 $      (569,014)   $     (1,845,027)
                  Basic and diluted loss per common share
                      As reported                                               $         (0.02)   $          (0.12)
                      Pro forma                                                 $         (0.04)   $          (0.16)

NOTE 13 - SETTLEMENT AGREEMENT

         In March 1998, the Company entered into a Modem Card Settlement Agreement with an outside company whereby the Company assigned exclusive property rights of a specified product in exchange for $250,000. In connection with this agreement, an officer and stockholder was paid a bonus totaling $11,500.


NOTE 14 - RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1998 and 1997, the Company had purchases from related parties totaling $6,118,082 and $1,244,565, respectively.

         During the nine months ended September 30, 1999, the Company purchased inventory totaling $840,370 (unaudited) on behalf of a related party. Such inventory was sold at cost plus handling expenses resulting in other income to the Company of $21,938 (unaudited).

         During the nine months ended September 30, 1999, the Company had revenues from two related parties totaling approximately $2,074,000 (unaudited).

         During the nine months ended September 30, 1999 and 1998, the Company had purchases from related parties totaling approximately $10,143,000 (unaudited) and $1,637,000 (unaudited), respectively.

         Revenues and purchases from related parties for all other periods presented were not significant.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 15 - INCOME TAXES

         The components of the income tax provision were as follows:

                                                     For the Years Ended              For the Nine Months Ended
                                                           December 31,                      September 30,
                                               ---------------------------------  ---------------------------------
                                                     1998             1997              1999            1998
                                               ---------------  ----------------  ---------------  ----------------
                                                                                   (unaudited)      (unaudited)
                  Current                      $           800  $            800  $           800  $            800
                  Deferred                                   -                 -                -                 -
                                               ---------------  ----------------  ---------------  ----------------

                     TOTAL                     $           800  $            800  $           800  $            800
                                               ===============  ================  ===============  ================

         Income tax expense (benefit) for the years ended December 31, 1998 and 1997 differed from the amounts computed applying the federal statutory rate of 34% to pre-tax income as a result of:

                                                                                      1998               1997
                                                                                ---------------  ------------------
                  Computed "expected" tax benefit                               $      (114,654) $         (495,967)

                  Income (reduction) in income taxes resulting from
                      Expenses not deductible for tax purposes                           17,999               9,062
                      Change in beginning of the year balance of the
                           valuation allowance for deferred tax assets
                           allocated to income tax expense                               96,927             487,177
                      State and local income taxes, net of tax benefit                      528                 528
                                                                                ---------------  ------------------

                               TOTAL                                            $           800  $              800
                                                                                ===============  ==================

         Significant components of the Company's deferred tax assets and liabilities for federal income taxes for the year ended December 31, 1998 and the nine months ended September 30, 1999 consisted of the following:

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 15 - INCOME TAXES (CONTINUED)

                                                                  December 31,      September 30,
                                                                      1998              1999
                                                                ---------------  ------------------
                                                                                   (unaudited)
                  Deferred tax assets
                      Net operating loss                        $     1,259,000  $          628,000
                      Alternative minimum tax                           682,000             551,000
                      Allowance for doubtful accounts                    19,000              30,000
                      Allowances for sales returns                       28,000              41,000
                      Allowances for price protection                    62,000             299,000
                      Other                                              13,000              15,000
                      Valuation allowance                            (1,988,000)         (1,457,000)
                                                                ---------------  ------------------

                           Total deferred tax assets                     75,000             107,000

                  Deferred tax liabilities
                      State tax                                          75,000             107,000
                                                                ---------------  ------------------

                               TOTAL                            $             -  $                -
                                                                ===============  ==================

         The valuation allowance for deferred tax assets as of December 31, 1998 and September 30, 1999 totaled approximately $1,988,000 and $1,457,000 (unaudited), respectively. The net change in the valuation allowance for the year ended December 31, 1998 and the nine months ended September 30, 1999 was an increase of approximately $88,000 and a decrease of approximately $531,000 (unaudited), respectively.

         As of December 31, 1998, the Company had net tax operating loss carryforwards of approximately $3,142,000 available to offset future federal taxable income and tax liabilities. The federal carryforwards expire in varying amounts from 2008 to 2018. The Company also had net tax operating loss carryforwards of approximately $2,157,000 available to offset future California taxable income and tax liabilities. The state carryforwards expire in 2003 and 2009.

                                                           I/O MAGIC CORPORATION
                                                   NOTES TO FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                                      SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED.)
--------------------------------------------------------------------------------

NOTE 16 - YEAR 2000 ISSUE

         The Company is conducting a comprehensive review of its computer systems, is inquiring of its major customers and suppliers to identify systems that could be affected by the Year 2000 Issue, and is developing an implementation plan to resolve the Issue.

         The Issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is dependent on computer processing in the conduct of its business activities.

         Based on the review of the computer systems, management does not believe the cost of implementation will be material to the Company's financial position and results of operations.